Exhibit 99.1

SUPPLEMENTAL DISCLOSURE

May 7, 2015

ABOUT THIS DOCUMENT

Talisman Energy Inc. (“Talisman” or the “Company”) is party to an arrangement agreement with Repsol S.A. (“Repsol”) and a subsidiary of Repsol (“AcquisitionCo”) pursuant to which AcquisitionCo is to acquire all of the outstanding shares of Talisman (the “Repsol Acquisition”). The Repsol Acquisition is scheduled to be completed on May 8, 2015. Upon completion of the Repsol Acquisition, Talisman will remain a reporting issuer and continue to be subject to the continuous disclosure reporting obligations under applicable Canadian securities laws.

As a result of the Repsol Acquisition, Talisman will not be holding the annual meeting of shareholders that it would otherwise hold if its shares continued to be publicly held and will not be preparing and filing with the applicable securities regulators the management proxy circular that would be required for such a meeting. This document contains certain information that Talisman is required to disclose that would otherwise be disclosed in a management proxy circular.

This document consists of two parts. Part I contains disclosure relating to corporate governance. Part II contains disclosure relating to director and executive compensation. The disclosure is given in respect of the year ended December 31, 2014, except where otherwise indicated. In light of the Repsol Acquisition and the changes to Talisman that will arise therefrom, the information contained in this document is not indicative of Talisman’s executive compensation or corporate governance in the future.

Part I shall be considered to be an addition to, and form part of, Talisman’s annual information form dated March 4, 2015.

PART I
CORPORATE GOVERNANCE

This section describes Talisman’s corporate governance framework, including the structures and processes regarding the direction, management and oversight of the Company.

Governance Principles

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (“BCE Code”) which is applicable to all directors, officers and employees of the Company.  To monitor compliance with the BCE Code, certificates are required at least annually from all directors, worldwide employees and various consultants of the Company, which confirm compliance with the BCE Code or disclose any deviations therefrom. The Company requires annual online ethics training as part of the certificate of compliance process. Exceptions are required to be noted directly to the President and Chief Executive Officer (“CEO”), and supervisors are notified if employees do not complete their annual certifications. Disclosures contained in the certificates, as well as a status report on the percentage of directors, employees and various consultants who have completed their annual certification, are reported to the Audit Committee for consideration. The Governance and Nominating Committee reviews any requests for waivers from the BCE Code from executive officers and directors, and all material waivers from the BCE Code are required to be disclosed promptly to shareholders. No waivers from the BCE Code were granted for the benefit of the Company’s directors or executive officers during the year ended December 31, 2014.

The Company values good faith actions in support of the BCE Code and will not tolerate retaliation of any kind as a result of good faith reporting by employees. Talisman requires that observed breaches of the BCE Code be reported to a supervisor or manager, a Vice President in the Legal Department, the Vice President, Internal Audit, an executive officer, or through the Integrity Matters hotline noted below.

The Company’s BCE Code can be obtained from the Company’s website at www.talisman-energy.com or upon request from: Investor Relations Department, Talisman Energy Inc., 2000, 888 — 3rd Street S.W., Calgary, Alberta, T2P 5C5 or by email at: tlm@talisman-energy.com. The BCE Code, as last updated in 2014, has been filed with Canadian securities regulators and can be accessed through www.sedar.com.

Disclosure Policy

The Company has a Disclosure Policy which applies to directors, employees and third parties who represent the Company and its subsidiaries. The objectives of the Disclosure Policy are to: (1) ensure that the Company broadly disseminates information in a timely manner in order to keep security holders and capital markets appropriately informed regarding the Company; (2) prevent improper use or disclosure of material information and to give guidance on dealing with other confidential information pertaining to the Company; (3) raise awareness of disclosure requirements and the Company’s approach to disclosure; (4) provide guidance concerning communicating corporate information to investors, industry analysts, members of the media and the investing public; and (5) ensure compliance with all applicable legal and regulatory requirements relating to disclosure. Pursuant to the Disclosure Policy, a Disclosure Committee has been constituted and is comprised of the President and Chief Executive Officer, the Executive Vice-President, Finance and Chief Financial Officer and the Executive Vice-President, Corporate. In addition, ongoing disclosure training is provided to targeted groups within the Company, including senior management and the Board. The Disclosure Policy was last updated in 2013 following a comprehensive review of evolving legal requirements and peer policies.

Ethics Hotline

The Company maintains a confidential and anonymous reporting hotline for submitting inquiries or complaints regarding ethics matters and other areas of concern, such as human resources or workplace practices. This Integrity Matters hotline is available to internal and external users, and reports are received by an independent third party provider and subsequently forwarded to Talisman’s Ethics Coordinator. In addition, the Company has a Global Investigation Policy and has developed investigation procedures and protocols. All matters reported through the Integrity Matters hotline in 2014 were reviewed by the Ethics Coordinator for possible breaches of Company policies, and actions were taken where appropriate. The Audit Committee has developed procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Any reports made through the Integrity Matters hotline which relate to these areas are subject to the parameters and notification protocols embedded in the Audit Committee procedures.

Role of the Board

Board Roles and Responsibilities

The Board of Directors of the Company (the “Board”) sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company’s assets. The Board’s stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company’s day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review corporate strategy.

The Board has developed Terms of Reference for the Board, reproduced in their entirety in Appendix “A” to this Part I, and which are reviewed on an annual basis. To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with the approval of the Chairman of the Governance and Nominating Committee or the Board, a Board member may engage an outside advisor at the Company’s expense.

Position Descriptions

The Board has developed and approved written position descriptions for the Chairman of the Board, the Chief Executive Officer and the Committee Chairs.  Summaries of the mandates of the Board, its committees (including position descriptions for the Chair of each committee), the Chairman and the CEO may be obtained from the Company website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 — 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at tlm@talisman-energy.com.

Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company through the Chief Executive Officer. In addition, the Chairman acts as a communicator for Board decisions where appropriate. The Chairman of the Board is also specifically charged with responsibility for leading and managing the Board in discharging its responsibilities (see “Performance Assessments” herein). The Chairman’s mandate directs him to ensure that the directors hold discussions without management present at each Board meeting, and he presides at such sessions.

Chief Executive Officer

The position description of the Chief Executive Officer includes a description of duties and responsibilities in the areas of strategic planning; risk assessment, monitoring and management; internal controls and management information systems; leadership, corporate citizenship and social responsibility; and management’s relationship with the Board. In addition, the Chief Executive Officer is directly responsible for achieving the goals of the Company through the annual operating plan process, which sets out specific financial, operational, long-term and short-term strategic and leadership goals.

Committee Chairs

The Chair of each Committee leads committee discussion on meeting agenda items and reports to the Board, on behalf of the Committee, with respect to the proceedings of each committee meeting. The Chair of each Committee also reviews agendas, work plans and, as appropriate, substantive agenda items with members of management prior to each committee meeting.

Independence of Directors

All directors of Talisman are independent with the exception of the President and Chief Executive Officer, Hal Kvisle, and Henry Sykes. Mr. Sykes’ non-independence determination is based on the fact that Robert R. Rooney, Executive Vice-President, Corporate of the Company, served as a member of the board of directors and compensation committee of MGM Energy Corp. (“MGM Energy”), where Mr. Sykes served as President.  Mr. Sykes resigned as President in June 2014.  In July of 2013, prior to Mr. Sykes joining Talisman’s Board, Mr. Rooney resigned from the board of directors of MGM Energy. Under specific look-back provisions of the relevant independence rules of the Canadian Securities Administrators (“CSA”) and the New York Stock Exchange (“NYSE”), Mr. Rooney’s past service on the compensation committee of MGM Energy renders Mr. Sykes technically non-independent for three years following the date of Mr. Rooney’s resignation from the MGM Energy board of directors. The Board considered Mr. Sykes’ non-independence when assessing his appointment and determined that, with all of the other directors other than the CEO being independent, and given that Mr. Sykes’ non-independence determination is based upon a past, rather than current, relationship, Mr. Sykes’ appointment would not compromise the independence of the Board and that the qualifications and experience which Mr. Sykes brings to the Board outweigh his technical non-independence.

Each of the Chairman of the Board and Committee Chairs are independent.

Independence Determinations — Directors

The Board believes that independence of the Board as a whole is essential to fulfilling its duty to oversee the conduct of the business and management of Talisman.

The CSA rules state that a board should have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the Company (that is, a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment). Director independence is also reviewed, on a voluntary basis, having regard to NYSE corporate governance listing standards for independence applicable to US domestic issuers including the NYSE rules applicable to compensation committee member independence. The independence of Audit Committee members is also reviewed against the requirements of National Instrument 52-110 Audit Committees (“NI 52-110”). Each director annually completes a detailed questionnaire about their business and charitable relationships and shareholdings. The Company reviews the information provided, conducts searches in internal databases and prepares a legal analysis with initial determinations of independence. After reviewing the legal analysis, the Corporate Secretary and the Executive Vice-President, Corporate provide management’s recommendations to the Governance and Nominating Committee for review. Finally, management’s recommendations are presented to the Board to pass a resolution on director independence.

The composition of the Board, including the independence of the Chairman, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management.

Independence Determinations — Board Committees

All Committees of the Board are currently composed entirely of independent directors, with the exception of the Reserves Committee and the Health, Safety, Environment and Corporate Responsibility Committee (“HSECR Committee”) of which the majority of members are independent.

The committee memberships noted below are as at December 31, 2014.

	Audit	Human Resources	Governance and Nominating	Reserves	HSECR	CEO Succession
Not Independent
Harold N. Kvisle
Henry W. Sykes				✓	✓
Independent
Christiane Bergevin			✓		✓
Donald J. Carty	✓	✓*				✓*
Jonathan Christodoro		✓		✓
Thomas W. Ebbern	✓			✓
Brian M. Levitt		✓	✓			✓
Samuel J. Merksamer			✓			✓
Lisa A. Stewart		✓		✓*
Peter W. Tomsett		✓			✓*
Michael T. Waites	✓*			✓
Charles R. Williamson			✓			✓
Charles M. Winograd	✓		✓*

✓* Denotes Committee Chair

Other and Interlocking Directorships

Certain directors of the Company serve as directors of other reporting issuers. The Board has not adopted a formal policy limiting the number of outside directorships of the Company’s directors. However, the Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

In Camera Sessions

The Chairman of the Board is required to ensure that, upon completion of the business of all meetings of the Board and more often as needed, the directors have the opportunity to hold discussions without management present. The Board therefore meets without management at all regularly scheduled and special meetings of the Board. All Committees also hold in camera sessions without management present at least at the end of each regularly scheduled meeting. Finally, certain Committees hold additional in camera sessions as follows:

•                  The Audit Committee holds private sessions with each of the external auditor, the Vice-President of Internal Audit and senior management following each regularly scheduled committee meeting;

•                  The Human Resources Committee (“HRC”) holds private sessions with senior management following each regularly scheduled committee meeting. The HRC also holds private sessions with its independent external compensation consultant following meetings in which compensation items are discussed; and

•                  The Reserves Committee holds private sessions with the Internal Qualified Reserves Evaluator following each regularly scheduled Reserves Committee meeting.

A tabular form of the in camera sessions of the Board, its five standing committees and the CEO Succession Committee that occurred during 2014 is as follows:

Board/Board Committee	Number of In Camera Sessions Held at Regularly Scheduled Meetings
Board	7 of 7
Audit	6 of 6
CEO Succession	10 of 10
HRC[1]	3 of 4
Governance and Nominating	3 of 3
Reserves	4 of 4
HSECR	3 of 3

(1)         The HRC held one meeting, in April 2014, for which the sole business was the approval of the annual long-term incentive grant (for which no in camera session was required).

Director Attendance

Board members are expected to attend Board meetings and meetings of Committees on which they are a member.

Director	2014 Board Meetings Attended	2014 Committee Meetings Attended		2014 Combined Board and Committee Meetings Attended
Christiane Bergevin[1]	11 of 12	7 of 7		18 of 19
Donald J. Carty[1]	11 of 12	22 of 22		33 of 34
Jonathan Christodoro[2]	12 of 12	7 of 7		19 of 19
Thomas W. Ebbern	12 of 12	10 of 10		22 of 22
Harold N. Kvisle[1]	11 of 12	N/A	[3]	11 of 12
Brian M. Levitt	12 of 12	20 of 20		32 of 32
Samuel J. Merksamer[1,2]	11 of 12	11 of 11		22 of 23
Lisa A. Stewart	12 of 12	10 of 10		22 of 22
Henry W. Sykes	12 of 12	7 of 7		19 of 19
Peter W. Tomsett	12 of 12	9 of 9		21 of 21
Michael T. Waites	12 of 12	10 of 10		22 of 22
Charles R. Williamson	12 of 12	14 of 14		26 of 26
Charles M. Winograd	12 of 12	10 of 10		22 of 22

(1)         Due to schedule conflicts Ms. Bergevin and Mssrs. Carty, Kvisle and Merksamer each missed one special Board meeting.

(2)         Mr. Christodoro was appointed to the Human Resources Committee on May 7, 2014, his attendance reflects all meetings held from May 7 to December 31, 2014; and Mr. Merksamer was appointed to the Governance & Nominating Committee on May 7, 2014, his attendance reflects all meetings held from May 7 to December 31, 2014

(3)         While Mr. Kvisle is not an official member of any Committee, he attends Committee meetings in his capacity as CEO.

Director Orientation and Continuing Education

Talisman is committed to ensuring its directors have the skills and knowledge necessary to meet their obligations as directors. The program has two components: new director orientation and ongoing director development.

New Director Orientation

The Company has an orientation and development program for new directors that includes the following:

•                  All new directors are provided with an orientation package that includes, among other things, copies of corporate and Board policies including the Company’s BCE Code, the Terms of Reference of the Board and its Committees, position descriptions, background information regarding each of the other directors and executive officers, members of the Board Committees, meeting dates and a memorandum of director duties. New directors are expected to review and become familiar with the contents of this orientation package.

•                  Following the appointment or election of a new Board member, the Corporate Secretary typically conducts an orientation session with each new director to discuss Board governance structures, director compensation, and administrative and regulatory procedures associated with director appointments.

•                  The Corporate Secretary also coordinates an extensive orientation session with new directors to review the Company’s business, expectations of directors, current issues and opportunities, and corporate goals and objectives. New directors are introduced to executives and key employees and provided with an overview of the Company’s operations and strategic objectives. As required, a special education session on reserves estimates and related processes is arranged with the Company’s Internal Qualified Reserves Evaluator, and additional sessions on special topics may be scheduled at the request of new directors.

•                  New Board members meet with and have access to the President and CEO.

Ongoing Director Development

The Company regularly provides directors with opportunities to increase their knowledge and understanding of the Company’s business. The Board typically visits one of the Company’s international locations, major domestic facilities or operating areas on an annual basis or as schedules permit.  Briefings on strategic issues are completed on an ongoing basis and at every regularly scheduled Board meeting, but specifically at an annual strategy session which typically includes reviews of the competitive environment, the Company’s performance relative to its peers, and any other developments that could materially affect the Company’s business.

Director Education Activities in 2014

Continuing education helps Talisman’s directors stay up-to-date with industry developments and changing governance issues and requirements, and understand issues facing the Company.  The continuing education activities of the Board and its members include internal presentations and external presentations on regulatory developments, case law, best practices, peer reviews, look-backs, investor feedback and other topics of interest from time to time.  All committees regularly receive informational papers from management on trends and issues related to the particular committee mandate as part of their Board and Board committee mailings. Board members are canvassed on an annual basis to determine whether they have educational needs on topics specific to the Company or the industry.  Please see below for some of the director education activities that took place during 2014:

•                  Update on regulatory environment affecting reserves disclosure, including proposed changes to NI 51-101 (Reserves, December 2014)

•                  Informational session on HSE and CR regulatory regimes, trends and issues (HSECR, December 2014)

•                  Update on emerging accounting and regulatory issues (Audit, December 2014)

•                  Update on governance trends and best practices, Say on Pay industry trends (Governance, December 2014)

•                  Updates on executive compensation and governance trends (HRC, September 2014 and December 2014)

•                  Poster board sessions with management surrounding various assets in the Canada Delivery Unit (Full Board, June 2014)

Individual Board members may also pursue educational opportunities such as meetings with independent investment advisors and legal advisors and the Canadian Institute of Corporate Directors programs, in addition to director seminars generally. Directors may attend industry conferences and subscribe to industry publications.

Talisman also maintains a corporate membership in the Institute of Corporate Directors to ensure that all directors have access to ongoing director education opportunities.

Director Qualifications, Expectations and Number of Directorships

In 2004, the Governance and Nominating Committee adopted screening and assessment guidelines to assist in the process of identifying new Board members. To further assist in the director selection process, the Governance and Nominating Committee also created a profile of ideal characteristics and qualifications of new nominees, which takes into account the Company’s governance framework, current Board composition and skills and experience priorities as corporate strategy changes. This skills matrix is updated regularly to ensure that it remains relevant to the current business environment and corporate strategic direction.

In addition to the skills matrix, the Governance and Nominating Committee considers all director candidates against various personal attributes which it believes contribute to the effective functioning, governance and decision-making of the Board. These attributes include:

• Integrity	• Balance of Independent and Team Mindedness
• Strategic/Analytical Thinking	• Risk Analysis
• Open Mindedness	• Business Judgment
• Collaborative	• Diversity
• Communication	• Commitment

While the attributes described above provide the Governance and Nominating Committee with a framework for assessing director candidates, it is not meant to limit the scope of the review. Each candidate is reviewed against his or her specific experiences and perspectives to assess his or her potential effectiveness as a director.

The Governance and Nominating Committee also reviews all existing and future commitments of each candidate, including other directorships, to determine: (a) if they impact a candidate’s independence or pose a potential conflict of interest; (b) whether the candidate will be able to devote sufficient time and commitment to his or her duties as a Board member; and (c) whether there are interlocking directorships.

Diversity

Talisman is committed to increasing diversity on the Board over time, and is actively engaged in support of initiatives aimed at developing and seeking out candidates who meet diversity criteria. In pursuit of this aspiration, in 2014, Talisman:

•                  was a sponsor of Catalyst, a non-profit organization, and had previously endorsed Catalyst Canada’s initiative to increase the overall proportion of the Financial Post 500 board seats held by women by 2017;

•                  was a member of the Canadian Board Diversity Council and a supporter of its National Diversity initiative and its “Get on Board” Governance Education Program;

•                  was a sponsor of Young Women in Energy; and

•                  organized and provided opportunities for its employees to participate in diversity education sessions and women’s networking events.

The Governance & Nominating Committee considers all director candidates against various personal attributes which it believes contribute to the effective functioning, governance and decision-making of the Board.  The Board does not adhere to any quotas in determining Board membership but a nominee’s diversity of gender, ethnicity, nationality, age, experience and geographic background or other attributes may be considered favorably in his or her assessment.  Currently, 2 out of Talisman’s 13 board members (or 15%) are women.  Talisman has not adopted a written policy relating to the identification and nomination of women directors because its Board Succession Policy addresses diversity more generally.

Talisman’s Human Resources Committee conducts a formal annual review of succession plans for key management positions with the Company, in addition to ongoing conversations about talent management generally, including the pipeline for the most senior leadership roles.  Currently, Talisman does not have any women on its executive leadership team but 15% of Talisman’s senior leaders (in a managerial role) globally are women.  Talisman’s senior leaders are potential successors for executive roles. Talisman is focused on creating a work environment that supports women in their career development and removes barriers for promotion in order to increase the talent pool of women who can fill executive roles within the Company.  Talisman believes in recruiting, developing and promoting the most capable candidates available for all roles.

Talisman approaches and encourages diversity at all levels of its organization and believes this is more effective than setting specific quotas or targets at this time.

Performance Assessments

The Chairman of the Board and Chair of the Governance and Nominating Committee oversee a comprehensive annual assessment process.

The evaluation process assists in assessing overall effectiveness. Measuring contributions made by the Board, by each committee and by each director also illuminates skill gaps and educational opportunities to be addressed for the coming year.

Assessments of the Board, its committees, and individual directors (including special assessments of the Chairman of the Board and of Committee Chairs) are conducted on an annual basis.  The last assessment was conducted in February 2014.  The following chart sets out the processes by which these assessments are conducted.

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All non-executive directors

- Board members complete a detailed questionnaire which provides for quantitative ratings in key areas and seeks subjective comment in each of those areas. Format and focus of the written questionnaire is reviewed annually by Chairman.

- Responses are compiled and analyzed by the Corporate Secretary.

- Responses are reviewed by the Chairman, the Chair of the Governance and Nominating Committee, the CEO, the EVP Corporate, and Corporate Secretary.

- Response plan and action list is developed by the CEO, EVP Corporate, and Corporate Secretary and is reviewed with the Chairman of the Board.

- Chairman provides summary report to Board, outlining the data and conclusions of the Board assessment process.

- Follow-up on progress against deliverables in the response plan occurs within the year.

Board Committees (Annual)	All members of each Committee

- Committee members assess committee performance against specific Terms of Reference and makes suggestions for improvement.

- Each Committee Chair reviews and summaries the results of the review and discusses the results with the Chairman.

- Each Committee reviews and considers any proposed changes to its Terms of Reference.

- Summary results of the review are discussed with the Chairman and reported to the full Board.
Chairman of the Board (Annual with specific in-depth review every three years)	All members of the Board	- Chair of the Governance and Nominating Committee solicits and summarizes responses from individual directors	- Chair of Governance and Nominating Committee summarizes the results and reports on areas of improvement to the full Board.
Committee Chairs (Annual)	All members of each Committee

- Committee members assess and comment on the performance and knowledge of the Committee Chair.

- In individual director interviews, Chairman asks Board members to comment on the effectiveness of the Committee Chairs with whom they serve.

- Consideration of Committee Chair positions are reviewed each year, based in part on the results of the Committee Chair assessments.
Individual Directors (Annual)	All members of the board

- Annual questionnaire assessment the effectiveness of the full Board also provides directors with the opportunity to comment on the performance of individual directors.

- Chairman also conducts individual interviews with each director to solicit feedback on the performance of their peers.

- Chairman communicates the results of the interviews, without attribution, to individual Board members and the full Board.

Director Selection and Succession Planning Process

The Governance and Nominating Committee is responsible for:

(a)         Establishing a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of Board members, retirement dates and the strategic direction of the Company as well as the competencies and skills the Board, as a whole, should possess;

(b)         Identifying individuals qualified to become Board members and establishing a list of potential candidates with the desired skills and experience, consistent with criteria in the long-term succession plan noted above;

(c)          Overseeing the process to recruit new Board members, and to recommend to the Board nominees for election to the Board; and

(d)         Ensuring there is a succession plan for the position of the Chairman of the Board.

The Governance and Nominating Committee believes that a board that has a broad mix of complementary skills and expertise can more effectively oversee the range of issues that arise and make more informed board decisions, particularly for a company of Talisman’s size and complexity. The experience, qualifications and skills of Talisman’s directors are evaluated regularly to ensure that Talisman’s Board and committee composition is appropriate and essential areas of expertise are represented.

List of Director Candidates

The Company maintains an “evergreen” list of potential Board members, which is used in the director selection process noted above.

Board Succession Policy — Term Limits, Tenure and Retirement

The Board Succession Policy states that an independent director should offer to resign if he or she has ceased to be independent. Board members are also required to advise the Chairman of the Governance and Nominating Committee where there is a significant change in the member’s personal status, including a negative change in public profile, or significant changes in employment or health. Upon receipt of any such notification, the Governance and Nominating Committee will consider the member’s change in status in light of the Company’s recruitment criteria and Board succession plans and, depending on the results of those deliberations, may request the member’s resignation from the Board.  Talisman’s Board Succession Policy was last updated in 2013.

In 2008, Talisman’s Board Succession Policy was amended to provide that Board members will offer their resignations on the 10th anniversary of the member’s first election or appointment with the expectation that, unless otherwise determined by the Governance and Nominating Committee, they will not be nominated for election at the next annual shareholders’ meeting. The Governance and Nominating Committee, following a focused assessment of the member’s areas of principal contribution against the overall composition and needs of the Board, has the discretion to recommend the member’s continued nomination as a director. No waivers to the Board Succession Policy were granted in 2014.

The Governance and Nominating Committee undertakes a focused review of the Chairman of the Board every three years, with a possible extension of the Chairman’s position of up to a further three years.

The Board Succession Policy establishes a mandatory retirement age of 70 for directors. No waivers to the mandatory retirement age limit were granted during 2014.

Board Committees

The Board fulfils its role, to act in the best interests of the Company, directly and through committees to which it delegates certain responsibilities.

The Board has established five standing committees: the Audit Committee, the Governance and Nominating Committee, and the Human Resources Committee, the Reserves Committee, the Health, Safety, Environment and Corporate Responsibility Committee.  In addition, a CEO Succession Committee was formed in 2013 to fulfil a more limited mandate.

The standing Committees of the Board convene in accordance with an annually developed schedule. The following describes the composition, responsibilities and key activities of the five standing committees.

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its obligations by overseeing and monitoring the Company’s financial accounting and reporting process. It is also responsible for overseeing and monitoring the integrity of the Company’s financial statements, its internal control over financial reporting and the external financial audit process, evaluating the independence of the Company’s auditor and overseeing the Company’s internal audit function. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and management. The Terms of Reference of the Audit Committee require that each member be independent and, as such, all members of the Audit Committee are unrelated, independent directors.

The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the US Securities Exchange Act of 1934, as amended, and NI 52-110, the Audit Committee has adopted procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Committee’s mandate can be found at www.talisman-energy.com.

Members at May 1, 2015:

Michael T. Waites (Chair)

Donald J. Carty

Thomas W. Ebbern

Charles M. Winograd

The Committee is comprised entirely of independent directors who are financially literate. Additional information on the Company’s Audit Committee, including the Terms of Reference for the Audit Committee, a description of Audit Committee members’ education and experience, and a summary of external auditor fees is contained in Schedule “B” to the Company’s Annual Information Form for the year ended December 31, 2014.

Human Resources Committee

The objective of the HRC is to oversee certain management assessment, succession and compensation matters. The primary roles and responsibilities of the HRC include reviewing and approving the compensation levels of executive officers and leading the process for assessing the performance of the Chief Executive Officer; reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries, and the terms and conditions of employee benefit plans; reviewing and approving employee long- term incentive grants and recommending cash unit grants to subsidiaries; reviewing and approving amendments to the terms and conditions of the Company’s pension plans; reviewing and making recommendations to the Board as to the appointment of executive officers; reviewing succession plans for key management positions within the Company and its subsidiaries; reviewing management development policies and practices and staffing plans; reviewing human resources strategies and policies; and reviewing the Company’s executive compensation disclosure. The HRC also assesses and manages the risk associated with the Company’s compensation programs and their alignment with the Company’s value creation objectives.

Collectively, the five members of the HRC sit on all Committees of the Board, which ensures understanding of and alignment with the work of other committees. Members of the HRC have direct experience and skills pertaining to executive compensation, enabling them to make decisions on the suitability of the Company’s compensation policies and practices.

The Committee’s mandate can be found at www.talisman-energy.com.

Members at May 1, 2015:

Donald J. Carty (Chair)

Jonathan Christodoro

Brian M. Levitt

Lisa A. Stewart

Peter W. Tomsett

The Committee is comprised entirely of independent directors. No members of the HRC are active Chief Executive Officers of publicly traded companies.

Governance and Nominating Committee

The Governance and Nominating Committee is responsible for developing and recommending a set of corporate governance principles and guidelines applicable to the Company. Its duties include approving the Company’s annual corporate governance disclosure; establishing a long-term plan for composition of the Board; establishing a process for identifying, recruiting and appointing new directors; reviewing and determining director compensation; and reviewing the general responsibilities and function of the Board, its Committees and the role of the Chairman of the Board and the Chief Executive

Officer.

The Committee’s mandate can be found at www.talisman-energy.com

Members at May 1, 2015:

Charles M. Winograd (Chair)

Christiane Bergevin

Brian M. Levitt

Samuel J. Merksamer

Charles R. Williamson

The Committee is comprised entirely of independent directors.

Reserves Committee

The primary responsibilities of the Reserves Committee include reviewing the Company’s procedures relating to the disclosure of information with respect to oil and gas reserves and valuation activities; reviewing the Company’s procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data; meeting with management and the qualified reserves evaluator or auditor to review the reserves and valuation data; reviewing the value creation and capital investments associated with or relative to changes in reserves volumes; reviewing and recommending to the Board for approval the content and filing of the Company’s Annual Statement of Reserves Data and Other Oil and Gas Information, and the Company’s Annual Report of Management and Directors on Oil and Gas Disclosure.

The Committee’s mandate can be found at www.talisman-energy.com.

Members at May 1, 2015:

Lisa A. Stewart (Chair)

Jonathan Christodoro

Thomas W. Ebbern

Henry W. Sykes

Michael T. Waites

The Committee is comprised of a majority of independent directors.

Health, Safety, Environment and Corporate Responsibility Committee

The HSECR Committee reviews the effectiveness with which the Company meets its obligations and achieves its objectives pertaining to health, safety and the environment. The primary responsibilities of the HSECR Committee include reviewing policies and management systems and the Company’s system of internal controls in the areas of health, safety and the environment; reviewing the findings of regulatory agencies and auditors in respect of health, safety, the environment and corporate responsibility and management’s responses thereto; reviewing significant health, safety and environmental risks and exposures; and assessing mitigating or remedial action taken to address the identified risks, including the adequacy of environmental insurance. The Terms of Reference of the HSECR Committee require the Committee to review and consider corporate social responsibility policies with respect to security, community relations and human rights.

The Committee’s mandate can be found at www.talisman-energy.com.

Members as at May 1, 2015:

Peter W. Tomsett (Chair)

Christiane Bergevin

Henry W. Sykes

The Committee is comprised of a majority of independent directors.

APPENDIX A — TERMS OF REFERENCE — BOARD OF DIRECTORS

Roles and Responsibilities

The principal role of the Board of Directors (the “Board”) is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day to day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company’s business with the objective of preserving the Company’s assets. The Board, through the Chief Executive Officer (“CEO”), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

A.                                    Primary Responsibilities

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

1.                                      the Board must ensure that there are long term goals and a strategic planning process in place. The CEO, with the approval of the Board, must establish long term goals for the Company. The CEO formulates the Company’s strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business;

2.                                      the Board must identify and have an understanding of the principal risks associated with the Company’s businesses, and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

3.                                      the Board must ensure that processes are in place to enable it to monitor and measure management’s, and in particular the CEO’s, performance in achieving the Company’s stated objectives. These processes should include appropriate training, development and succession planning of management;

4.                                      the Board must approve the CEO’s compensation;

5.                                      the Board shall satisfy itself as to the business and professional integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

6.                                      the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company’s operations and ensure compliance with applicable laws, regulations and policies;

7.                                      the Board must monitor compliance with the Company’s Policy on Business Conduct and Ethics;

8.                                     the Board must ensure that processes are in place to properly oversee Company sponsored pension plans; and

9.                                      the Board must ensure the Company has a communications program in place which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

B.                                    Non-Delegable Responsibilities

Pursuant to the Canada Business Corporations Act (the “Act”), various matters are considered of such importance so as to warrant the attention of all Directors and, accordingly, the Act prescribes that such matters either cannot be delegated or may only be delegated in a qualified or partial manner:

1.                                            the submission of items to shareholders for their approval;

2.                                      the filling of a vacancy among the directors or in the office of auditor;

3.                                      the appointment of additional directors;

4.                                      the issue of securities;

5.                                      the declaration of dividends;

6.                                      the purchase, redemption or other acquisition of the Company’s own shares;

7.                                      the payment of certain commissions prescribed by the Act;

8.                                      the approval of a management proxy circular;

9.                                      the approval of annual financial statements;

10.                               1the adoption, amendment or repeal of by laws; and

11.                               the review and approval of

(a)                                 the content and filing of the Company’s statement of reserves data and other oil and gas information;

(b)                                 the filing of the report on reserves data by the Company’s Qualified Reserves Evaluator or Auditor; and

(c)                                  the content and filing of the Company’s report of management and directors on oil and gas disclosure.

C.                                    Typical Board Matters

The following is not an exhaustive list but typifies matters generally considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

1.                                      appointment of officers, other than executive officers;

2.                                      considering the appropriate size of the Board, with a view to facilitating effective decision making;

3.                                      adopting a process to consider and assess the competencies and skills of each Board member and the Board as a whole;

4.                                      determining the remuneration of directors and auditors;

5.                                      reviewing and recommending to shareholders, changes to capital structure;

6.                                      approving the Company’s long term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

7.                                      approving banking, borrowing and investment policies;

8.                                      determining dividend policy;

9.                                     developing the Company’s approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

10.                               approving the holding, location and date of meetings of shareholders;

11.                               appointing members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;

12.                               granting any waivers from the Company’s Policy on Business Conduct and Ethics for the benefit of the Company’s directors or executive officers;

13.                               granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

14.                               determining the number of directors and recommending nominees for election by the shareholders;

15.                               approving amendments to the Company’s Employee Savings Plan, Employee Stock Option Plan, Director Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

16.                               approving the funding policy for the Company’s defined benefit pension plans, including decisions related to surplus withdrawals and contribution holidays;

17.                               approving the acquisition or disposition or certain corporate assets; and

18.                               appointing the Company’s transfer agents and registrars.

D.                                    Board Committees

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees are ordinarily constituted:

1.                                      the Governance and Nominating Committee, to deal with governance of the Company and the nomination and assessment of Directors;

2.                                      the Audit Committee, to deal with financial reporting and control systems;

3.                                      the Human Resources Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

4.                                      the Reserves Committee, to deal with matters relating to the Company’s oil and gas reserves and related reporting;

5.                                      the Health, Safety, Environment and Corporate Responsibility Committee, to deal with health, safety and environment matters as well as the Corporate Responsibility Report; and

6.                                      the Executive Committee, to deal with general corporate matters and matters which are incidental to previous Board authorizations.

E.                                    Pension Management Committee

The Board of Directors has the authority to establish a Pension Management Committee, comprised of officers of the Company, to deal with employee pension plans and related matters and may delegate powers to such committee (with the exceptions prescribed by the Act). The members of the Pension Management Committee will be appointed by the CEO. The matters to be delegated to the Pension Management Committee and the constitution of such committee are assessed annually or more frequently as circumstances require.

Composition and Procedure

The Board of Directors is elected annually by shareholders and consists of a minimum of four directors and a maximum of 20 directors, as determined from time to time by the Directors. The number of Directors to be elected at shareholders’ meetings is currently fixed at eleven. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors as well as the Chairman of the Board be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the

Chairman of the Board, the President and CEO, an Executive Vice President who is a Director, or any two Directors may determine. Notice of meetings shall be given to each Director not less than 48 hours before the time of the meeting. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Fifty percent of the Directors then in office and in attendance constitutes a quorum at any meeting.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meetings without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short term goals and interests of the Company.

In recognition of its independence, the Board shall have the opportunity to hold discussions without management present upon completion of all meetings of the Board.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

Compensation

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

PART II
EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion & Analysis (“CD&A”) describes Talisman’s executive compensation programs and overall approach to executive compensation. The CEO and all current Executive Vice-Presidents are referred to herein as “Executive Officers”. Specifically discussed in the CD&A is the compensation for the following Named Executive Officers (“NEOs”):

•                  Harold N. Kvisle, President and Chief Executive Officer;

•                  Paul R. Smith, Executive Vice-President, Finance and Chief Financial Officer;

•                  Paul Blakeley, Executive Vice-President, Asia-Pacific;

•                  Paul C. Warwick, Executive Vice-President, Europe-Atlantic; and

•                  Robert R. Rooney, Executive Vice-President Corporate

For the purposes of this CD&A, “executive compensation” means base salary, short-term and long-term incentives, benefits (including post-employment benefits and change of control provisions), and other compensation. The executive compensation program covers all Executive Vice-President positions that report to the President and Chief Executive Officer, and the President and Chief Executive Officer position itself.

Compensation Philosophy and Program Design

Talisman’s executive compensation philosophy is intended to reward Executive Officers commensurate with the success of the Company, execution of Talisman’s strategy as outlined on page 19, personal achievements in support of that strategy, and in accordance with Talisman’s values.

In keeping with this philosophy, the main objectives of Talisman’s executive compensation programs are to:

•                  Pay for performance by rewarding the attainment of goals and objectives;

•                  Attract, retain and motivate high quality Executive Officers to drive organizational success and long-term shareholder value creation, with appropriate consideration of risk;

•                  Develop a sense of proprietorship, thereby encouraging all Executive Officers to act in the best interests of the Company;

•                  Build flexibility in its programs to accommodate the cyclical nature of the oil and gas business; and

•                  Align programs to business needs, structure and culture.

Talisman’s executive compensation policy is to position total direct compensation at approximately the 50th percentile of the executive compensation peer group.

Corporate performance is measured by achievement of safety, environmental, strategic, operational, financial and people goals. Individual performance is evaluated based on achievement of personal performance goals, leadership, and demonstration of Talisman’s values. Talisman’s values emphasize safety, passion, bias for results, respect, excellence, teamwork, and honest communication. Through individual goal setting and performance reviews involving the HRC, Executive Officers have a clear line of sight between individual contributions, organizational success, and the impact on compensation.

Executive Officers have both fixed and performance-based elements of compensation. Programs are intentionally designed to be more heavily weighted towards performance-based elements of compensation, reinforcing Talisman’s performance culture. Total direct compensation is targeted such that top quartile compensation is provided to Executive Officers in times when Talisman and the individual exceed performance goals. By having elements of total direct compensation subject to performance, Executive Officers will receive significantly less compensation if Talisman does not achieve its goals, particularly if share price is impacted.

Annual Compensation Review Process

Compensation for the Executive Officers is reviewed on an annual basis, and involves a detailed review of corporate and individual performance and market compensation data. The HRC reviews base salaries, variable pay and long-term incentives individually and as a whole (that is, it considers “total direct compensation” in its entirety).

The full Board approves changes to the CEO’s compensation, following the HRC’s review and recommendation. The HRC reviews and approves changes to the remaining Executive Officers’ compensation.

Competitive Market Analysis

The HRC reviews compensation practices in peer organizations when establishing compensation levels for Executive Officers. Talisman’s executive compensation peer group consists of eight Canadian companies and eight US companies. These companies were selected in consideration of the following attributes:

•                  Significant presence in oil and gas exploration and production, or in a similar and related industry;

•                  Revenue, assets, market capitalization, total enterprise value and oil and gas production relative to Talisman; and

•                  Headquartered in Canada or the US, with North American and/or international operations.

The following companies were used for competitive market analysis of executive compensation for Talisman’s Executive Officers in 2014:

Canadian Peers	US Peers
ARC Resources Ltd.	Cabot Oil & Gas Corporation
Canadian Natural Resources Ltd.	Continental Resources Inc.
Cenovus Energy Inc.	Denbury Resources Inc.
Crescent Point Energy Corporation	Devon Energy Corporation
Encana Corporation	Marathon Oil Corporation
Husky Energy Inc.	Murphy Oil Corporation
Pembina Pipeline Corporation	Noble Energy Inc.
Penn West Petroleum Ltd.	Southwestern Energy Company

When using the peer group to determine executive compensation levels, the HRC considers the market median compensation levels for each group of peers, Canadian and US, and then based on market competitive considerations, determines which reference point is more appropriate for each executive role.

Executive Compensation Consultants

The HRC retained the services of Hugessen Consulting (“Hugessen”) to provide an independent external opinion on various executive compensation matters, and advice to the HRC in respect of compensation for Talisman’s executives. Hugessen reports directly to the Chair of the HRC on these matters. Hugessen was first retained by Talisman in May 2013.

In 2012, the HRC approved an internal Global Compensation Consultant Policy and Process. The policy provides mechanisms and protocols to ensure the independence of the HRC’s compensation consultant by providing the HRC appropriate oversight for all services provided by the compensation consultant to the HRC and the Company. In February 2014 the HRC pre-approved the anticipated Hugessen fees for 2014.

In 2014, Hugessen received $340,982 for services provided to the HRC.

Executive Compensation Related Fees

Consultant	Type of Work	Fees paid ($) 2014	Fees paid ($) 2013
Hugessen	Consulting support to the Board, the HRC, or the HRC Chair on compensation matters	$340,982	$328,417

Determining Executive Officer Compensation — Context for Decision-Making

Talisman links executive compensation to the Company’s performance against both strategic and operating targets. Overall corporate results, together with each Executive Officer’s individual performance results for the prior performance year, influence the HRC’s final determination of executive compensation. Market data is also considered by the HRC in determining executive compensation levels for Executive Officers. Finally, while the majority of the executive compensation program is tied to quantitative measures, there is always also an element of informed judgment that is applied by the HRC in determining pay outcomes. The HRC considers this full range of criteria in its decision making process.

On an annual basis, the HRC or the Board approves the performance agreements of the Executive Officers for the upcoming year, which allows the Board to set expectations of the Executive Officers. The performance agreement for the President and Chief Executive Officer reflects the overall corporate objectives for the year, while those of the other Executive Officers cascade from these overall objectives.

The 2014 performance agreements of the Executive Officers have four main components, with the following performance ranges and weightings:

(1)         The plan structure produces a formulaic outcome for the HRC’s consideration ranging from 0% to 150% of target; as the HRC has the ability to apply discretion to the final score and under scenarios of exceptionally strong or poor performance, the final score can range from 0%-200% of target.

Safety is a top priority of the Company, and safety metrics apply to Talisman employees, contractors and all others directly affected by Talisman’s operations. Safety goals are included under “Minimum Corporate Performance” to ensure that the Company’s safety culture is driven by a visible commitment by Executive Officers.

The HRC considers the targets included in the performance agreements when evaluating performance and determining the variable component of compensation. Performance against these targets is then supplemented by the HRC’s thorough assessment of all business and individual performance results and a qualitative evaluation of strategic leadership. The HRC also considers the broader economic environment in which the business is operating, the degree to which risk mitigation informed the decisions made by Executive Officers, and the performance of management in ensuring that the Company acts in a socially responsible manner. More specifically, the HRC recognizes that:

•                  Executive Officers need to consider not only commercial and technical risks, but also social, political, and reputational objectives and risks integral to the Company’s ability to achieve long-term sustainability;

•                  Changes in the economic environment, actions by competitors, drilling results and other factors during the year may require deviation from the original plan;

•                  Executive Officers must be given the flexibility and ability to make reasonable decisions, to ensure that they can lead the development and execution of the Company’s strategy; and

•                  Executive Officers should be rewarded for capitalizing on opportunities that arise during the year and their ability to avoid or minimize negative impacts resulting from changing market conditions.

The President and Chief Executive Officer provides the HRC with additional context for its decision-making, offering assessments on the individual performance of each of the Executive Officers. The HRC finalizes decisions on all executive compensation elements at the same time that the annual financial results are reviewed by the Board. This ensures that a holistic view of performance and compensation is taken.

Discretion

The HRC reviews compensation in its in camera sessions, as well as in an in camera session of the full Board. The HRC has full discretion on executive compensation outcomes with respect to adjusting awards up or down. The HRC may also waive the eligibility criteria, performance measures, and target and maximum award levels if it believes it is reasonable to do so, considering factors such as key performance indicators and the external global business environment in which the performance was achieved. In 2011, the Terms of Reference of the HRC were changed such that, on a go forward basis, the CEO’s compensation is reviewed by and approved by the full Board, with the same discretion as previously held by the HRC.

The HRC has authority to engage consultants and/or legal advisors, as required, to gather information and deliver independent opinions and advice on various subjects, including, among other things, executive compensation and compensation disclosure practices. As part of its normal course, the HRC completes a review of the market position and trends which in turn provides a frame of reference for compensation decisions.

Risk Assessment

Towers Watson completed an executive compensation risk assessment for the HRC in February 2012.  The assessment examined key financial and operating activities of the Company as well as the interplay of these activities with the key drivers of the executive compensation arrangements. Towers Watson also examined Talisman’s underlying compensation philosophy, the mix of fixed and variable compensation, and the amount of equity-based compensation within the Company’s programs. Finally, the measures within the incentive plans were examined to determine how they incent and reward Executive Officers for the performance of the Company and if there is the potential for any unintended consequences. Towers Watson reported to the HRC that its review did not find risks arising from the compensation programs that are likely to have a material adverse effect on the Company.

In 2013, Towers Watson updated its Executive Compensation Risk Assessment for the HRC based on the new CEO compensation arrangements in place for Mr. Kvisle, and reported to the HRC that they did not find risks arising from the compensation programs that are likely to have a material adverse effect on the Company.

Following their hiring, in May 2013, Hugessen performed a complete review of the Company’s compensation programs, philosophy and governance, and the link between pay and performance. While this review was not structured as a formal risk assessment, Hugessen was thorough in their considerations of the Company’s compensation programs, and they did not identify any compensation risk concerns.

Hedging

In 2012, the Board approved an amendment to Talisman’s Insider Trading Policy that prohibits reporting insiders from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or other Talisman securities which are held, directly or indirectly, by the reporting insider. No Executive Officer or director has entered into any such arrangements.

Clawback Policy

In 2014, the Board adopted an executive compensation clawback policy which will authorize the Board to demand the reimbursement of all or any portion of annual short-term and long-term incentive compensation received by or payable to an executive officer if (1) there is a material noncompliance of the Company with any financial reporting requirement under the securities laws requiring the restatement of financial results, and (2) the executive officer would have received less compensation based on the restated financials, with a 36 month look back period.

Executive Compensation Elements

Base salary and variable pay reward both Company and individual Executive Officer performance on an annual basis. Long-term incentives reward Executive Officers for long-term performance of the Company as measured by key business metrics as well as share price performance. The summary chart below describes the key objectives for each executive compensation element and the relative pay mix1.

The summary chart below describes the key objectives for each executive compensation element and the relative pay mix.  The sections that follow describe these elements in further detail.

Category	Period	Element	Description
Target Total Compensation / Target Direct Compensation	Annual	**Base Salary**	• Rewards Executive Officers for the skills, experience, and contributions they bring to Talisman on an ongoing basis; • Provides a fixed level of compensation based on competitive market practices.
Target Total Compensation / Target Direct Compensation	Annual	**Variable Pay**	• Rewards contributions toward Talisman's achievement of financial, operational, strategic, and individual goals; • Reinforces accountability for performance based on business results and promotes achievement of annual performance goals in keeping with the long-term corporate strategy.
Target Total Compensation / Target Direct Compensation	Long-term	**Long-term Incentives**	• Serves as a method of attracting and retaining employees with knowledge, experience, and expertise required by Talisman; • Rewards only in the event of positive Company performance, commensurate with share price performance and achievement of key performance metrics; • Aligns Executive Officers with a focus on shareholder returns and provides a sense of proprietorship in Talisman; • Aligns interests in Talisman over a longer time horizon, thereby promoting continued employment with Talisman.
Target Total Compensation	Ongoing	**Benefits**	• Enhanced medical, dental, health, life insurance, and disability plans offer protection to Executive Officers; • Benefit levels are based on competitive market practices, consistent with peer companies; • Contribute to an overall competitive level of total compensation.
Target Total Compensation	Ongoing	**Perquisites**	• Provide Executive Officers with personal benefits not generally available to all employees; • Perquisite levels are based on competitive market practices, considered to be reasonable relative to peers.
Target Total Compensation	Ongoing	**Performance Bonuses**	• In exceptional and infrequent instances, non-pensionable executive performance bonuses may be provided to recognize and reward extraordinary achievements.
Target Total Compensation	Ongoing	**Retirement Benefits**	• Provide a pension during retirement when Executive Officers are no longer earning an income from employment; • Recognize service with Talisman and provide security to Executive Officers.
Target Total Compensation	Ongoing	**Termination & Change in Control Provisions**	• Designed to retain Executive Officers and offer security if employment is terminated under specific circumstances.

President and Chief Executive Officer
Executive Vice-Presidents
15%
17%
68%
20%
15%
65%
Base Salary
Variable Pay
Long-term Incentives

(1)         Pay mix refers to the relative combination of three key elements — base salary, variable pay, and long-term incentives. Target pay mix for the Executive Officers, including the President and CEO, is depicted to the right of the summary table above. As demonstrated, compensation is more heavily weighted toward performance-based “at risk” compensation, rather than fixed compensation. This positioning supports the Company’s guiding principle of placing a significant portion of pay at risk, linking executive rewards with the achievement of business objectives.

Base Salary

Base salary provides a fixed level of income to Executive Officers. When making base salary decisions, an Executive Officer’s skills, relevant experience, level of contribution to Talisman, and overall performance is assessed. Base salaries for Executive Officers are reviewed annually and adjustments are made in early April of each year. Any changes to base salaries require the approval of the HRC for the Executive Vice-Presidents, and the full Board for the CEO.

Base salaries are generally targeted at the 50th percentile of similar positions in the Company’s executive compensation peer group. The HRC will consider the market median compensation levels for each of the Canadian and US peer groups, then based on market competitive considerations, determine which reference point is more appropriate for each executive role.

The HRC has noted current Executive Officers are well placed in the competitive market, and as such, the HRC did not provide salary increases in 2013 or 2014.

In addition to providing a fixed element of compensation, base salaries are linked to other compensation elements, including short-term and long- term incentives. Since targets for short-term and long-term incentives are expressed as a percentage of base salary, all elements of Executive Officer compensation are reviewed at the same time.

Variable Pay Plan

Variable pay is a key element of executive compensation and provides a target total cash compensation opportunity at a market competitive level. The Variable Pay Plan (“VPP”) is designed to link an Executive Officer’s individual performance and impact on corporate performance to actual variable pay received. Talisman’s Executive Officers share in the risks and rewards of safety, environmental, operational, financial, people and strategic objectives.

Key objectives of Talisman’s variable pay plan are intended to:

•                  Align performance with the achievement of annual goals and objectives;

•                  Reinforce accountability and Company values;

•                  Reward performance contributions relative to leadership, financial results and operational achievements; and

•                  Provide opportunities to share in Talisman’s success.

Variable pay for 2014 was targeted (as a percentage of salary) at the median of Talisman’s executive compensation peer group. Actual variable pay received by Executive Officers may exceed or fall short of targets based upon Company and individual performance outcomes. Variable pay opportunities range from 0% to 200% of target for each of the corporate, regional and individual components of the program. Variable pay in respect of the current year’s performance is paid in April of the following year after a full assessment by the HRC of year-end financial performance and individual results.

The variable pay targets, opportunity ranges, and relative weightings for the most recently completed performance year were as follows:

	2014 Variable Pay		2014 Weighting on Results
Position	Target (as a % of salary earnings)	Opportunity Range (as a % of salary earnings)	Corporate	Region/ Functional Area	Individual
President and Chief Executive Officer	110	0 – 220	70	—	30
Executive Officers	75	0 – 150	25	25	50

For 2014, in consideration of the increased scope of Mr. Rooney’s role as Executive Vice President Corporate, the variable pay target for that position was increased from 60% to 75% of base salary.

2014 Variable Pay Plan Award

As noted on pages 23 to 26 the HRC considers market data, the performance of the Company as a whole against the targets set out in the Executive Officers’ performance agreements, and the broader environment in which the Company operates in making its determination on variable pay plan awards. Acting in the best interests of the Company, the HRC has the ability to adjust variable pay upward or downward based on their judgment of these factors.

In February 2015, the HRC considered the performance agreements of the Executive Officers against actual results achieved. The HRC made the following observations with respect to the corporate objectives for 2014 (which were contained in Mr. Kvisle’s performance agreement):

Corporate Objectives and 2014 Results

2014 objectives	2014 results
Minimum Corporate Requirements	HRC overall assessment: Met expectations

Health Safety and Environment (HSE)

•      Strengthen HSE leadership and authority at the front line

•      Maintain top quartile OGP[1] performance in LTIF[2]

•      Reduce LTIF by 5% from 2013

•      Reduce TRIF[3] by 10% from 2013

•      Reduce spill frequency by 15% from 2013

•      Reduce FUHRF[4] by 15% from 2013

•      Zero administrative orders and judicial actions

•      Line accountability for HSE confirmed by issuance of Global Standard for Safe Operations; lessons-learned process developed

•      Did not achieve LTIF, TRIF, spill frequency and FUHRF reduction targets

•      Zero administrative orders or judicial actions achieved

Legal, Regulatory and Corporate Obligations • Meet all legal obligations and comply with all regulatory and compliance obligations through efficient business process	• Complied with all material legal and regulatory obligations

People, Organization and Internal Processes

•      Ensure the organizational size is suitable for post-divestment operations

•      Embed the Talisman Operational Excellence model of running the business safer, better, faster and at a lower cost

• Post-divestment North American reorganization completed at asset and regional levels • Fully embedded Operational Excellence model in the management of all major operations

Business Processes • Establish cost-effective business processes to meet top-quartile benchmarks for cost and performance	• Established North American peer benchmark studies of financial and operational metrics • Introduced decision quality frameworks to major capital decisions

Operating Performance	HRC overall assessment: Met expectations

•      Total post-disposition production of 355 mboe/d

•      Total operating, transportation and net G&A5 costs of US$2.8 billion

•      Non-GAAP cash flow[6] of US$2.2 billion

•      Total E&D7 spending of US$3.4 billion

•      Divestment proceeds of US$1.5 billion

•      Actual post-disposition production of 357 mboe/d

•      Delivered operating, transportation and net G&A costs of US$2.7 billion

•      Non-GAAP cash flow of US$2.2 billion, with lower commodity prices largely offset by hedging positions

•      E&D spending of US$3.0 billion

•      Divestment proceeds of US$1.5 billion through Montney, Monkman, Ojay and Lynx-Palliser transactions

Capital Investment Performance	HRC overall assessment: Met expectations

Live within our means and focus our capital expenditures

•      Reduced capital expenditures to $3.0 billion, 10% less than plan

•      Successfully focused our discretionary capital expenditures on core assets in core regions

•      Reduced capital expenditures in Asia Pacific and re-allocated capital expenditures to better opportunities in North America

•      Negotiations ongoing regarding operations in Kurdistan

•      Developed capital efficiency look back framework

Operational Excellence “Safer, Better, Faster, at Lower Cost”	• Continued progress on driving HSE accountability to the front lines • Continued progress on reducing drilling and completion costs and

1  International Association of Oil and Gas Producers

2  Lost Time Injury Frequency

3  Total Recordable Injury Frequency

4  Flammable Unintentional Hydrocarbon Release Frequency

5  General and Administrative

6  In this table, as well as the following performance contract tables, cash flow—as commonly used in the oil and gas industry—represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses including Talisman’s share of cash flow from equity accounted entities.  Cash flow is used by the Company to assess operating results between years and between peer companies using different accounting policies.  Cash flow is not a measure defined by IFRS.

7  In this table, as well as the following performance contract tables, exploration and development (E&D) spending is calculated by adjusting the exploration and development expenditure per the financial statements for exploration costs that were expensed as incurred.

cycle times across North American business

•      Commenced financial and operational benchmarking against North American peers

•      Intervention at Montrose Area Redevelopment underway

•      Technical functions restructured and downsized to provide focused technical expertise and assurance

Quality decisions	• Decision quality framework introduced to all senior management and top fifteen assets • Decision quality elements embedded as part of project delivery system

Strategic Initiatives	HRC overall assessment: Met expectations

Define and deliver Talisman’s optimal portfolio

•      Valuation and risk assessment of Talisman’s asset portfolio initiated and completed

•      Met disposition proceeds target through sales of Montney, Monkman, Ojay and Lynx-Palliser.

•      Transitioning capital from high-cost, late-life assets to low-entry, highly prospective core assets in Asia-Pacific

•      Managed exposure to UK business through financial restructuring and joint venture management changes

Strengthen the balance sheet to enable investment flexibility	• Divestment proceeds redeployed to short-term debt service and improving balance sheet strength • Rigorous capital frame and divestment agenda applied to balance cash flow and capital

Strengthen the Americas and Asia-Pacific core regions

•      Continued two core region quarterly production growth in 2014

•      Expanded Marcellus operations to Friendsville

•      Continued to build the Greater Edson and Duvernay core assets

•      Reduced capital expenditures and stabilized production in Eagle Ford

•      PM-3 license extension negotiations proceeding

•      PM-9 opportunity now available to Repsol

•      Sakakamang production sharing contract awarded

•      Building relationship with Pertamina in Algeria in service of future opportunities

Achieve a step-change in organizational performance

•      Organizational evolution continues including integration of corporate and North American activities

•      Commenced financial and operational benchmarking against North American peers

•      Reduced corporate G&A by 7% in 2014

Other	• Reached agreement to sell Talisman to Repsol

2014 Corporate Multiplier and Key Determinants

Based on the HRC’s assessment of Company performance in 2014, the HRC approved a corporate multiplier of 1.0 for the 2014 performance year.  Consideration was given to the delivery of operating performance targets, execution of the US$1.5 billion divestment target in challenging market conditions, launching a major UK joint venture reorganization, and signing the arrangement agreement with Repsol in December 2014.  The determination of the outcome and score for each category are highlighted in the table below:

2014 Objectives	Weightings (%)	Range[1]	Outcome	Score
Minimum Corporate Requirements	Applied as multiplier	0%-100%	Met expectations	1.0
Operating Performance	50%	50%-150%	Met Expectations	0.5
Capital Investment Performance	25%	50%-150%	Met Expectations	0.2
Strategic Initiatives	25%	50%-150%	Met Expectations	0.3
Final Score				1.0

(1)         Combining the minimum possible scores in each range results in a formulaic minimum score of 0%; combining the maximum possible score in each range results in a formulaic maximum score of 150%.  However, the HRC may apply discretion in situations with exceptionally strong or poor performance, and in such cases, the final score can range 0%-200% of target.

The final score was calculated by adding together the scores for operating performance, capital investment performance and strategic initiatives weighted by a 50%, 25% and 25% weighting respectively, then multiplying this result by the minimum requirements’ score, as illustrated on page 19.

2014 CEO Performance and Compensation

Mr. Kvisle’s objectives in 2014 were the corporate objectives discussed above. In its judgment of the performance of the CEO, the HRC considered the Company’s performance against these metrics, as well as the transaction with Repsol, and the impact of Mr. Kvisle’s strong leadership in these areas.  Consistent with the corporate score, the HRC and the Board determined an individual performance score of 1.0 for Mr. Kvisle.

Combining the corporate score of 1.0, using a 70% weighting, and Mr. Kvisle’s individual score of 1.0, using a 30% weighting, results in a final VPP multiple of 1.00 for Mr. Kvisle.  Applying this bonus multiplier to Mr. Kvisle’s VPP target of 110% of salary resulted in a bonus payment of $1,430,000.

Other Executive Officers’ Performance and Compensation

Paul R. Smith
Executive Vice-President, Finance and Chief Financial Officer

During 2014, Mr. Smith was responsible for the global finance, accounting and tax functions, investor relations, marketing and the transactional portion of Talisman’s merger and acquisition activities.  Mr. Smith’s performance in 2014 was assessed by the CEO against individual performance objectives, as well as the safety, operating and financial outcomes used to determine the corporate variable pay multiplier.

The HRC, at the recommendation of the CEO, approved a corporate functional performance score of 1.0.  Based on Mr. Smith’s efforts in leading the Company’s divestment activities and his contributions on transformational transactions culminating in the Repsol acquisition during 2014, the HRC approved an individual performance score of 1.50.  Combining these outcomes with the corporate multiplier of 1.0, and applying the corporate/functional/individual weightings of 25%/25%/50% resulted in a final VPP multiplier of 1.25 for Mr. Smith.  Applying this performance multiple of 1.25 to Mr. Smith’s VPP target of 75% of salary resulted in a bonus payment of $642,188.

A. Paul Blakeley
Executive Vice-President, Asia Pacific

During 2014 Mr. Blakeley was responsible for Talisman’s operations in Southeast Asia and Algeria.  Mr. Blakeley’s performance in 2014 was assessed by the CEO against individual performance objectives, key regional business metrics and safety metrics.

The HRC, at the recommendation of the CEO, approved a regional performance score of 0.85 for the Asia-Pacific region, based on its consideration of operating performance being below expectations, while delivery of strategic initiatives exceeded expectations.  Mr. Blakeley’s individual performance was considered to be consistent with the assessment of the region’s performance, and he received an individual performance score of 0.85.  Combining these outcomes with the corporate multiplier of 1.0, and applying the corporate/region/individual weightings of 25%/25%/50% resulted in a final VPP multiplier of 0.887 for Mr. Blakeley.  Applying this performance multiple of 0.887 to Mr. Blakeley’s VPP target of 75% of salary resulted in a bonus payment of $455,953.

Paul C. Warwick
Executive Vice-President, Europe Atlantic

During 2014 Mr. Warwick was responsible for Talisman’s operations in Norway, the UK, Kurdistan, Peru and Colombia as well Talisman’s technical functions.  Mr. Warwick’s performance in 2014 was assessed by the CEO against individual performance objectives, key regional business metrics and safety metrics.

The HRC, at the recommendation of the CEO, approved a regional performance score of 1.0 for the Europe-Atlantic region, based on its consideration of operating performance meeting expectations, while delivery of strategic priorities exceeded expectations.  Based on Mr. Warwick’s successful intervention in the North Sea business and ongoing restructuring of the HSE and technical functions, Mr. Warwick was awarded an individual performance score of 1.5.  Combining these outcomes with the corporate multiplier of 1.0, and applying the corporate/region/individual weightings of 25%/25%/50% resulted in a final VPP multiplier of 1.25 for Mr. Warwick.  Applying this performance multiple of 1.25 to Mr. Warwick’s VPP target of 75% of salary resulted in a bonus payment of $736,525.

Robert R. Rooney
Executive Vice-President Corporate

During 2014 Mr. Rooney was responsible for Talisman’s legal, internal audit, corporate security, information technology, corporate affairs and government relations functions.  Mr. Rooney’s performance in this role was assessed by the CEO against individual performance objectives, as well as the safety, operating and financial outcomes used to determine the corporate variable pay multiplier.

The HRC, at the recommendation of the CEO, approved a corporate functional performance score of 1.0.  Based on Mr. Rooney’s contributions in leading contractual negotiations in several transactions, including the Repsol acquisition, the support he provided in the TSEUK intervention, and strong corporate leadership, Mr. Rooney was awarded an individual performance score of 1.60.  Combining these outcomes with the corporate multiplier of 1.0, and applying the corporate/function/individual weightings of 25%/25%/50% resulted in a final VPP multiplier of 1.30 for Mr. Rooney.  Applying this performance multiple of 1.30 to Mr. Rooney’s VPP target of 75% salary resulted in a bonus payment of $609,375.

Long-Term Incentives

Long-term incentives are an integral component of Talisman’s overall compensation strategy, focusing on Company performance and creating long-term shareholder value. The key objectives of the Long-term Incentive Plan (“LTIP”) are to align long-term interests of Executive Officers with those of shareholders, ensure Talisman’s sustained profitability and results, focus Executive Officers on long-term corporate strategy, and retain Executive Officers who have the knowledge, experience and expertise required by the Company.

The long-term incentive value granted to each Executive Officer is expressed as a percentage of base salary. Decisions with respect to 2014 long-term incentive grants for Executive Officers were made consistent with the objectives and processes described herein, and the pay mix illustrated on page 21. In 2014, long-term incentive targets were set to support the compensation philosophy of targeting total direct compensation at the 50th percentile of the executive compensation peer group.

	2014 Long-term Incentives	2014 Weighting of Long-term Incentives
Position	Target (as a % of salary earnings)	PSUs (%)	Performance- based EDSUs (%)
President and Chief Executive Officer	450	—	100
Executive Officers	330	100	—

Long-term incentives for Executive Officers are 100% weighted to Performance Share Units (“PSUs”). Mr. Kvisle’s 2014 LTIP grant was in the form of performance-based executive deferred share units as this form of LTIP would continue to be appropriate should he continue as a member of the Board following his term as President and Chief Executive Officer.

For 2014, in consideration of the increased scope of Mr. Rooney’s role as Executive Vice President Corporate, the long-term incentive target for that position was increased from 250% to 330% of base salary.

Context for Granting Long-Term Incentives

The Board has responsibility for reviewing and approving the granting of long-term incentives to the CEO, following a recommendation from the HRC. The HRC has responsibility for reviewing and approving the granting of long-term incentives to the remaining Executive Officers.

Approval for long-term incentives includes:

•                  Setting out the number of stock options, PSUs and/or executive deferred share units (“EDSUs”) to be granted to Executive Officers; and

•                  Setting out the parameters and authorities for approving other stock option, PSU and/or EDSU grants throughout the year for promoted or newly- appointed Executive Officers.

As part of Talisman’s philosophy of rewarding Executive Officers commensurate with the performance of the Company, long-term incentives comprise a significant portion of pay mix. Talisman’s LTIP does not provide mechanisms by which Executive Officers can monetize unvested equity awards.

Stock Options (Option-Based Awards)

The HRC did not grant stock options to any Executive Officers or Directors in 2014.

Performance Share Units (Share-Based Awards)

Overview

The PSU plan is strictly performance-based and intended to reward Executive Officers for the Company’s performance against specific corporate goals and objectives.

PSUs are a notional share equivalent based on the value of the Company’s underlying Common Shares. PSUs are evaluated over a three-year performance cycle, and the number of PSUs that vest following the three-year performance cycle are subject to the Company’s achievements against predetermined performance targets. The vesting performance factor can range from 0%-200% of the number of PSUs granted, and the vested PSUs are typically settled after tax in the form of Talisman Common Shares, which are purchased by the Company on the open market. Participants in the PSU plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as “dividend equivalent PSUs”).

The Company has used PSUs in the executive compensation program since 2009. The Company has revisited the metrics and structure of the PSU plan several times since then, in response to changes in corporate strategy and evolving best practices. Significant changes to the PSU metrics were made at the conclusion of 2012, in order to adjust to a change in strategic direction. To recognize the ongoing strategic transition, the HRC incorporated a relative Total Shareholder Return (“TSR”) measure into the 2014 LTIP, as well as three years of annual corporate performance measures.

Assessment of the 2012 PSU Grant

At the conclusion of the 2012 performance year, the HRC determined the metrics that were set at the time of grant for the 2012 PSU grant were no longer aligned with the new strategic direction of the Company. For Executive Officers, for this grant, past performance (prior to December 31, 2012) was crystallized at a performance multiple of 18%, representing one-third of the three year performance period. Future performance (after December 31, 2012) was measured against revised metrics that were aligned with the new strategy. This approach was adopted to provide appropriate compensation for the completed portions of the awards, while ensuring that the compensation program for continuing Executive Officers continued to be aligned with the Company’s new priorities.

The remaining two-thirds of the 2012 PSU grant vested for Executive Officers based on performance against the annual corporate performance metrics for the 2013 and 2014 performance years. For 2014, these metrics are the same metrics that are discussed in the section titled “Corporate Objectives and 2014 Results” on page 23, and the HRC determined that the final corporate score would be 100% of target for the 2014 performance year. Combining the score of 18% for the first year of this grant, with the score of 100% for each of the final two years of this grant, resulted in a calculated performance score of 73% Executive Officers. As negotiated with Repsol, the HRC then applied discretion to increase the final score to 100%

Executive Officers.

Metrics and Performance Range for 2013 PSU Grant

For the Executive Officers, excluding the CEO, the 2013 LTIP grant consisted entirely of PSUs. For the 2013 PSU grant for Executive Officers, the HRC approved several changes to the metrics, vesting and range of the performance factor. These PSUs are evaluated over a three-year performance period. The HRC assesses the PSU performance against the annual CEO (Company-level) performance agreements. One-third of the PSU grant will be evaluated against each of the three annual performance agreements during the three-year performance period. All PSUs will vest and be settled on the third anniversary of the grant date. For clarity, each portion of the grant will track shareholder experience for the entire three-year performance period. For the PSUs granted in 2013, the vesting performance factor can range from 50%-150% of the number of PSUs granted.

The HRC determined that the performance multiple for the 2013 performance year of this grant would be 100% of target.  The 2013 performance score will be applied to one-third of the 2013 PSU grant.  The HRC determined that the performance multiple for the 2014 performance year of this grant would be 100% of target.  The 2014 performance score will be applied to one-third of the 2013 PSU grant.  The remaining one-third of the 2013 PSU grant would normally vest based on performance against the performance metrics for the 2015 performance years. However, if the transaction with Repsol closes as planned, the payout for the 2013 PSU grant will be as defined in the plan of arrangement.

Metrics and Performance Range for 2014 PSU Grant

For the Executive Officers, excluding the CEO, the 2014 LTIP grant consisted entirely of PSUs. For the 2014 PSU grant the HRC adopted the following metrics:

i)                 50% weighting to relative TSR (measured by the price in Canadian dollars on the TSX) against Canadian Exploration and Production Companies (using the S&P/TSX Composite Index Oil & Gas Exploration & Production, Sub Industry).

ii)              50% weighting to the average of three years of VPP corporate performance score during the performance period.

The 2014 PSUs would normally vest at the conclusion of a three-year performance period, based upon corporate performance against these metrics. The value of this settlement would be determined by the share price at the time of settlement, and the vesting performance factor. The vesting performance factor could range from 0%-200% of the number of PSUs granted.  However, if the transaction with Repsol closes as planned, the payout for the 2014 PSU grant will be as defined in the plan of arrangement.

Restricted Share Units (Share-Based Awards)

Talisman has a senior employee Restricted Share Unit (“RSU”) plan whereby the HRC can approve grants of RSUs on a select basis to attract and/or retain senior employees with the knowledge, experience and expertise required by Talisman. The RSU plan is not an annual component of an Executive Officer’s compensation package.

RSUs are notional share equivalents with the value of the Company’s underlying Common Shares. RSUs fully vest after three years from the grant date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as “dividend equivalent RSUs”).

RSUs are settled in cash at the end of the vesting period based on the fair market value, defined as the average of the closing prices of the Common Shares on the TSX over the previous five trading days, multiplied by the number of vested RSUs.

The RSU plan provides that, if an Executive Officer voluntarily resigns or is terminated for cause during the vesting period, the RSUs and any dividend equivalent RSUs will be cancelled and no payment will be made. In the event of a change of control prior to the end of the vesting period, all RSUs and dividend equivalent RSUs in respect there of vest on the date of such change of control.  If the transaction with Repsol closes as planned, all outstanding RSUs will vest on the date of the change of control.

Executive Deferred Share Units

In December 2011, the HRC approved an Executive Deferred Share Unit Plan to promote greater alignment of long-term interests between executives and shareholders of the Company, in a tax efficient manner, and to support executives in reaching their share ownership guidelines. This is achieved by allowing executives to choose to receive a portion of future variable pay plan awards (up to 100% of the award) in the form of deferred share units, which represent a notional investment in Talisman Common Shares, rather than as an immediate cash payment.  There are no performance conditions applicable to these elective EDSUs.

The Executive Officers’ December 2013 election applied towards their 2014 variable pay, with the grant of EDSUs pursuant to those elections to be made in April 2015. Mr. Kvisle has indicated that he will take 100% of his variable pay plan awards in the form of EDSUs each year; to this end he has taken his variable pay payouts for the 2012, 2013 and 2014 performance years in the form of EDSUs, and he has elected to take his variable pay payout for the 2015 performance year in the form of EDSUs.

Mr. Kvisle has also elected to receive 25% of his base salary, along with the value of some perquisite items that he would have otherwise received, in the form of EDSUs which will be granted quarterly in arrears. Mr. Kvisle does not participate in the Company’s pension plan for executive officers, but instead receives, on an annual basis, EDSUs of a value equal to the incremental compensatory value he would have accrued had he participated in the executive pension plan.

Performance-Based Executive Deferred Share Units

Overview

For 2014, Mr. Kvisle received his LTIP awards in the form of performance-based EDSUs. The performance-based EDSUs will become eligible to vest based on one-year performance period. Vesting eligibility will be assessed by the HRC based on performance in relation to the objectives set out in Mr. Kvisle’s annual performance agreement. Performance-based EDSUs that have become eligible to vest in a particular year will be paid out at the later of:

i)                 the date when Mr. Kvisle ceases to be an employee of the Company; and

ii)              the date when Mr. Kvisle ceases to be a director of the Company (if he continues as a member of the Board following his term as CEO).

Mr. Kvisle is subject to a post-retirement ownership requirement, where he is required to hold one Common Share for each vested performance-based EDSU that he receives, up until the third anniversary of the date of grant date respective to that performance-based EDSU, net of taxes. This requirement is intended to ensure that each performance-based EDSU will track shareholder experience for at least three years from date of grant. Note that this holding requirement will be null and void on the date the plan of arrangement with Repsol is effective, as Talisman will cease to be a publicly traded entity.

Performance-based EDSUs that have been deemed by the HRC to be ineligible to vest, following their one-year performance period, are forfeited and cancelled. The vesting performance factor for performance-based EDSUs can range from 50%-150% of the number of performance-based EDSUs granted.

Assessment of 2014 Grant

The metrics that were used to determine the vesting of the 2014 performance-based EDSUs are the same metrics that are discussed in the section titled “Corporate Objectives and 2014 Results” on page 23. The HRC determined that the final corporate score for the variable pay plan would be 100% of target for the 2014 performance year, and Mr. Kvisle’s 2014 performance-based EDSUs settled at this level with no additional discretion applied. These vested performance-based EDSUs are subject to the post-retirement ownership requirement referenced above.  Note that this holding requirement will be null and void on the date the plan of arrangement with Repsol is effective, as Talisman will cease to be a publicly traded entity.

Benefits, Savings and Pension

In order to attract and retain high quality talent, Executive Officers are eligible for Company-paid executive benefits, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental, and pension plans. Pensions are intended to recognize service with Talisman, providing an income during retirement when the Executive Officer is no longer earning income from employment (refer to page 35 for specific details on pension arrangements). In addition to the above Company provided benefits, Executive Officers may contribute 5% of their annual base salary and variable pay towards Talisman’s savings plan, and contributions are then matched by the Company. All Company contributions into Talisman’s savings plan are invested in Talisman Common Shares.

Perquisites

Executive Officers are eligible to receive direct or indirect personal benefits which are not generally available to all employees. Perquisites remain reasonable and competitive with market practices. While perquisites generally comprise a relatively small percentage of overall total compensation, it is a prevalent practice among Talisman’s Canadian peer group to maintain some level of perquisites.

The current value of the perquisite program is $35,000 per Executive Officer which is competitive and in line with the market. This program supports the needs of the Executive Officers for increased flexibility and is more efficient to administer.

Termination and Change of Control Benefits

Employment contracts contain change of control and termination provisions designed to retain Executive Officers in certain circumstances and promote continuity of management. Employment contracts allow for the payout of severance benefits to an Executive Officer if his or her employment is terminated within one year following the occurrence of specified events. The practice of including change of control provisions in executive employment contracts is consistent with industry peers and is influential in attracting and retaining executive talent. Refer to page 37 for more details on “Employment Contracts and Termination”.

Effective January 1, 2012, executive contracts for newly hired Executive Officers were revised to require termination following a change of control for executives (“double-trigger”) for termination benefits to become payable. The revised contract also includes non-competition and non-solicitation provisions as well as an intellectual property provision.

Performance and Trends in Executive Compensation

The graph below shows what $100 invested in Talisman common shares for the period between December 31, 2009 and December 31, 2014 would be worth at the end of each of the last five years and compares that to the performance of the S&P/TSX Composite, the S&P/TSX Oil and Gas Exploration and Production and the S&P500 Oil and Gas Exploration and Production indices.  The graph assumes that all dividends are reinvested when paid and that reinvested dividends are compounded annually.

C$100 Investment in Base	At December 31[1]						Average Annual
Period	2009	2010	2011	2012	2013	2014	Return
Talisman Common Shares[2]	$100	$113.61	$68.04	$60.40	$67.80	$51.61	-12.39%
S&P/TSX Composite Total Return Index	$100	$117.61	$107.37	$115.08	$130.03	$143.76	7.53%
S&P/TSX Oil & Gas E&P Total Return Index	$100	$112.95	$92.59	$82.15	$93.50	$72.81	-6.15%
S&P500 Oil & Gas E&P Total Return Index[3]	$100	$102.79	$98.39	$99.75	$135.70	$132.95	5.86%

(1)                   Or last business day of the year.

(2)                   Assumes dividends are reinvested.

(3)                   Converted to Canadian funds.

Link between Company Performance and Executive Compensation

In keeping with Talisman’s executive compensation principles, the Company’s compensation programs are designed to pay for performance, and a significant portion of Executive Officers’ pay is at risk. Salaries are not directly linked to share performance, but are determined by considerations of market compensation levels, individual performance, internal equity and other considerations.  Variable pay is based upon an assessment of performance against operational, financial, strategic, safety and individual objectives. While there is not a direct link between variable pay and share performance, the metrics in the variable pay plan are set with the intention that their achievement will create shareholder value. Although share price performance did not reflect it, the Company performed at its targeted levels of operational, value creation and strategic initiatives, while also meeting its minimum requirements standards, and as a result the corporate portions of the variable pay awards were paid out at or near target levels.

The realizable value of long-term incentive awards is strongly tied to any increase (or decrease) in the Common Share price, which creates a strong correlation between Common Share performance and compensation earned by an individual. Talisman executives have experienced a considerable impact to the market value of their long-term incentives and personal holdings of Talisman Common Shares due to the significant decrease in Talisman’s share value during 2011. The value of currently outstanding long-term incentive awards (granted since 2012) is approximately 72% of the initial expected value, which is slightly less than shareholder experience over that time period.  The introduction of metrics measuring the Company’s total shareholder return relative to other Canadian exploration and production companies for the 2014 long-term incentive grant further strengthens this alignment with shareholder experience.

Executive Compensation Tables

The following executive compensation tables summarize, for the periods indicated, the compensation of Talisman’s President and Chief Executive Officer, the Executive Vice-President, Finance and Chief Financial Officer, and each of the three most highly compensated Executive Officers. Collectively, these individuals are referred to in this section as the Named Executive Officers (“NEOs”). Figures are reported in Canadian dollars unless otherwise specified.

Summary Compensation Table

The following table contains the compensation provided to NEOs during the year in which it was earned. Cash compensation is valued at the time that it was paid, long-term incentive compensation is valued at the time that it was granted, and pension amounts are valued at their present value.

Named Executive Officers	Year	Salary ($)	Share-Based Awards[1] ($)	Option- Based Awards[2] ($)	Non-Equity Annual Incentive Plan Compensation[3] ($)	Pension Value ($)	All Other Compensation[4] ($)	Total Compensation[5] ($)
Harold N. Kvisle[6,7]	2014	1,299,994	7,166,196	—	1,430,000	—	180,096	10,076,286
President and	2013	1,299,996	6,606,001	—	1,558,700	—	78,822	9,543,519
Chief Executive Officer	2012	406,253	5,783,632	—	384,313	—	27,220	6,601,418

Paul R. Smith	2014	685,000	2,260,499	—	1,042,188	451,900	106,293	4,545,879
Executive Vice-President,	2013	685,000	2,260,506	—	1,213,289	642,300	51,986	4,853,081
Finance and Chief Financial Officer	2012	681,250	1,507,503	502,513	405,344	588,600	80,027	3,765,237

A. Paul Blakeley	2014	685,000	2,260,499	—	455,953	381,600	1,017,045	4,800,097
Executive Vice-President,	2013	685,000	2,260,506	—	539,438	451,900	836,891	4,773,734
Asia-Pacific	2012	678,750	1,485,005	495,014	552,333	299,300	1,130,275	4,640,676

Paul C. Warwick[8]	2014	785,627	2,260,499	—	736,525	478,600	98,797	4,360,048
Executive Vice-President,	2013	695,930	2,260,506	—	587,191	410,000	98,778	4,052,404
Europe-Atlantic	2012	433,314	2,141,252	513,755	272,988	223,500	452,346	4,037,155

Robert R. Rooney	2014	625,000	2,062,500	—	609,375	613,800	68,489	3,979,163
Executive Vice-President	2013	625,000	1,562,499	—	440,625	433,400	49,497	3,111,021
Corporate	2012	621,250	1,143,752	381,249	354,113	483,700	69,315	3,053,379

(1)             The grant date value of PSU, RSU and performance-based EDSU awards is based on the number of units granted multiplied by the average closing price of the Company’s Common Shares on the TSX for the 5 days immediately prior to the grant date. For PSUs granted in 2012, a valuation ratio of 0.75 was applied in order to account for vesting restrictions and performance conditions attached to these grants; this valuation ratio was calculated by an independent consultant (Towers Watson) and was a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

Year Reported	Type of Grant	NEO Recipients	Grant Date	Price (C$)	Valuation Factor
2014	performance-based EDSU	Kvisle	April 1, 2014	$11.050	n/a
2014	PSU	Smith, Blakeley, Warwick, Rooney	April 1, 2014	$11.050	n/a
2013	performance-based EDSU	Kvisle	April 1, 2013	$12.314	n/a
2013	PSU	Smith, Blakeley, Warwick, Rooney	April 1, 2013	$12.314	n/a
2012	PSU	Smith, Blakeley, Rooney	April 2, 2012	$12.700	0.75
2012	performance-based EDSU	Kvisle	February 21, 2013	$12.620	n/a
2012	PSU	Warwick	June 1, 2012	$10.828	0.75
2012	RSU	Warwick	June 1, 2012	$10.828	n/a

Share-based awards also includes the value of EDSUs granted to Mr. Kvisle in lieu of the value of some perquisites he would have otherwise received, and in lieu of the compensatory value he would have received if he was participating in the pension plan; these EDSU grants are discussed in footnote 6 below.

For the purpose of accounting and financial statements, Talisman values share-based awards as at the grant date by multiplying the share price by a forfeiture factor based on historical employee turnover. This is adjusted in subsequent periods based on the expected payout relative to target and amortized over the performance period. As such, the accounting fair value changes with each financial statement issued. As at December 31, 2014, the accounting fair value of share-based awards in 2014 to NEOs totaled $15,067,531.

(2)             Option-based award values reflect grant date fair market value using the Binomial Lattice Option Pricing Model; which is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value. The grant date value of option-based awards is based on the number of units granted multiplied by the average of the prior day’s high and low price on the TSX multiplied by the binomial factor. As a UK based employee, Mr. Warwick received cash units in 2012, which have all of the same terms as stock options received by other executives, except that the holder does not have the right to purchase the underlying shares of the Company.

Year Reported	NEO Recipients	Grant Date	Contractual Term (years)	Expected Life (years)	Volatility	Yield	Vesting	Binomial Factor	Grant Price
2012	Smith, Blakeley, Rooney	April 2, 2012	10	6.5	29.74%	1.72%	3 year cliff	0.256	12.485
2012	Warwick	June 1, 2012	10	6.5	29.74%	1.72%	3 year cliff	0.256	10.675

For the purposes of accounting and financial statements, Talisman reports option awards as of the date of the financial statements and as such, the accounting fair value changes with each financial statement issued. There were no option-based awards granted to NEOs in 2014.

(3)             Amounts shown are variable payments related to the performance year indicated, paid the following April.

•                    For 2014, Messrs. Kvisle and Rooney elected to receive 100% and 50%, respectively, of their VPP awards in the form of EDSUs; these EDSUs were granted on April 1, 2015.

•                    For Mr. Smith, 2014 also includes a performance bonus paid in recognition of his contributions to the company’s dispositions success ($400,000), and 2013 also includes a performance bonus in recognition of his effectiveness in transitioning to the CFO role while continuing to assist the North America region ($600,000);

•                    For 2013, Messrs. Kvisle and Rooney elected to receive 100% and 75%, respectively, of their VPP awards in the form of EDSUs; these EDSUs were granted on April 1, 2014.

•                    For 2012, Messrs. Kvisle and Smith elected to receive 100% of their VPP awards in the form of EDSUs, and Mr. Rooney elected to receive 75% of his VPP award in the form of EDSUs; these EDSUs were granted on April 1, 2013.

(4)             Amounts for 2014 include perquisites and other personal benefits, the value of the Company’s Savings Plan, post-retirement benefits, life, medical, dental, and long-term disability insurance premiums paid by the Company, and any service awards. Except for Mr. Blakeley, the perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total annual salary of the Executive Officer. For Mr. Blakeley, this amount includes $936,454 attributable to his ongoing assignment in Asia; the costs are part of his relocation arrangement and are in line with Talisman’s normal arrangements for expatriates.  For Messrs. Kvisle, Smith and Rooney, amounts for 2014 also includes the value of an administrative correction granting EDSUs in lieu of missed savings plan contributions on the portion of variable pay that was taken in the form of EDSUs for the 2012 and 2013 performance years; these awards were made on April 1, 2014, at a share price of $11.05, with values of $95,485, $18,509, and $28,645, respectively.

(5)             Total compensation reflects the value of share- and option-based awards at the time of grant.

(6)            The amounts shown only reflect compensation payable to Mr. Kvisle as President and CEO of the Company. Prior to becoming the President and CEO on September 10, 2012, Mr. Kvisle received compensation for his service on the Company’s Board. For details for the director compensation received by Mr. Kvisle prior to becoming the President and CEO, please refer to pages 42-45 under “Director Compensation”.

(7)             Salary and share-based award amounts for Mr. Kvisle include the value of EDSUs granted in 2014:

•                    For 25% of his salary in 2012 ($101,566), 2013 ($324,996) and 2014 ($324,994);

•                    In lieu of the value of some perquisite items he otherwise would have received in 2012 ($6,247), 2013 ($20,006) and 2014 ($19,993);and

•                    In lieu of the compensatory value he would have received if he was participating in the pension plan in 2012 ($191,206), 2013 ($735,996) and 2014 ($1,296,200).

The grant date value of EDSU awards is based on the number of units granted multiplied by the average closing price of the Company’s Common Shares on the TSX for the five days immediately prior to the grant date.

		In Lieu of Salary (reported as salary)			In Lieu of Perquisites (reported as share-based awards)			In Lieu of pension (reported as share-based awards)
Year Reported	Grant Date	Units Granted	Price (C$)	Value	Units Granted	Price	Value (C$)	Units Granted	Price (C$)	Value
2014	March 31, 2015	n/a	n/a	n/a	n/a	n/a	n/a	135,049	9.598	1,296,200
2014	December 31, 2014	8,929	9.100	81,254	549	9.100	4,996	n/a	n/a	n/a
2014	September 30, 2014	8,152	9.966	81,243	502	9.966	5,003	n/a	n/a	n/a
2014	August 12, 2014	7,102	11.440	81,247	437	11.440	4,999	n/a	n/a	n/a
2014	April 1, 2014	7,353	11.050	81,251	452	11.050	4,995	n/a	n/a	n/a
2013	February 21, 2014	n/a	n/a	n/a	n/a	n/a	n/a	62,809	11.718	735,996
2013	January 7, 2014	6,587	12.334	81,244	406	12.334	5,008	n/a	n/a	n/a
2013	November 14, 2013	6,518	12.466	81,253	401	12.466	4,999	n/a	n/a	n/a
2013	August 9, 2013	7,053	11.520	81,251	434	11.520	5,000	n/a	n/a	n/a
2013	April 1, 2013	6,598	12.314	81,248	406	12.314	4,999	n/a	n/a	n/a
2012	February 21, 2013	8,048	12.620	101,566	495	12.620	6,247	15,151	12.620	191,206

(8)             Mr. Warwick’s annual salary is 431,893 GBP. Salary and variable pay amounts for Mr. Warwick have been converted to Canadian dollars using an exchange rate of $1CAD = 0.5498 GBP for 2014, $1CAD = 0.6210 GBP for 2013, and $1CAD = 0.6305 GBP for 2012.

Incentive Plan Awards

Outstanding Share-Based Awards & Option-Based Awards

The following table contains the outstanding share-based and option- based awards as at December 31, 2014.

	Share-Based Awards			Option Based Awards
Named Executive Officers	Number of Shares or Units of Shares that have not vested[1] (#)	Market or Payout Value of Share Based Awards that have not vested[2,3] ($)	Market or Payout Value of Share Based Awards not paid out or distributed[4] ($)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money options[5,6] ($)
Harold N. Kvisle President and Chief Executive Officer	541,466	4,927,336	11,856,789	0	0	—	0
Paul R. Smith Executive Vice-President, Finance and Chief Financial Officer	572,298	5,207,913	329,437	465,200 1,875 134,130 118,340 157,470	11.600 18.330 17.295 23.920 12.485	March 1, 2019 November 15, 2019 March 31, 2020 March 31, 2021 April 1, 2022	0 0 0 0 0
A. Paul Blakeley Executive Vice-President, Asia-Pacific	569,750	5,184,726	n/a	135,000 195,000 201,000 268,000 160,590 132,000 118,340 155,120	14.018 19.693 20.345 18.020 13.255 17.295 23.920 12.485	March 8, 2015 March 8, 2016 April 1, 2017 March 31, 2018 March 31, 2019 March 31, 2020 March 31, 2021 April 1, 2022	0 0 0 0 0 0 0 0
Paul C. Warwick Executive Vice-President, Europe-Atlantic	662,773	6,031,239	n/a	188,290	10.675	May 31, 2022	0
Robert R. Rooney Executive Vice-President Corporate	451,519	4,108,820	508,114	426,410 164,930 121,360 101,140 119,470	12.160 13.255 17.295 23.920 12.485	October 31, 2018 March 31, 2019 March 31, 2020 March 31, 2021 April 1, 2022	0 0 0 0 0

(1)             Aggregate number of PSUs, performance-based EDSUs and RSUs held as at December 31, 2014, including dividend equivalent PSUs, performance-based EDSUs and dividend equivalent RSUs.

(2)             Market or payout value of PSUs and performance-based EDSUs that have not vested is calculated by multiplying the number of unvested PSUs and performance-based EDSUs, including dividend equivalent PSUs and performance-based EDSUs, by the target (i.e. 100%) performance multiplier, as described on pages 27 to 29, and the closing price of the Company’s Common Shares on the TSX on December 31, 2014 ($9.10).

(3)             Market or payout value of RSUs that have not vested is calculated by multiplying the number of unvested RSUs, including dividend equivalent RSUs, by the closing price of the Company’s Common Shares on the TSX on December 31, 2014 ($9.10).

(4)             Market or payout value of vested EDSUs is determined by multiplying the number of EDSUs, including dividend equivalent EDSUs, by the closing price of the Company’s Common Shares on the TSX on December 31, 2014 ($9.10).

•                    Does not include director DSUs Mr.Kvisle received while he was an independent member of the Board (prior to becoming the CEO on September 10, 2012).

•                    Includes DSUs granted to NEOs as a result of their elections to convert a portion of their annual VPP awards into EDSUs; such amounts represent previous approved VPP awards for which the value has been reported as annual non-equity incentive plan compensation (100% of Mr. Kvisle’s 2012 and 2013 VPP awards, 75% of Mr. Rooney’s 2012 and 2013 VPP awards, and 100% of Mr. Smith’s 2012 VPP award).

(5)             For Mr. Blakeley and Mr. Warwick, represents aggregate number of cash units and stock options as of December 31, 2014. Mr. Blakeley was granted cash units under the Long-Term Cash Unit Plan (a phantom share appreciation plan) while he was an employee of Talisman Energy (UK) Ltd., previously a wholly owned subsidiary of Talisman Energy Inc. Cash units are similar to stock options except that the holder does not have the right to purchase the underlying shares of the Company. Mr. Blakeley has since nationalized to Canada, and is no longer eligible for new cash unit grants.

(6)             Value of stock options or cash units is calculated by subtracting the exercise price of the stock option or cash unit from the closing price of the Company’s Common Shares on the TSX on December 31, 2014 ($9.10) and multiplying that amount by the number of Common Shares issuable upon exercise of the options or cash units.

Incentive Plan Awards — Value Vested or Earned during the Year

The following table outlines the value of non-equity compensation earned and equity-based awards which vested during the recently completed financial year.

Named Executive Officers	Non-Equity Incentive Plan Compensation-Value Earned During the Year[1] ($)	Share-Based Awards – Value Vested During the Year[2] ($)	Options-Based Awards – Value Vested During the Year[3] ($)
Harold N. Kvisle	1,430,000	11,095,359	0
President and Chief Executive Officer
Paul R. Smith	1,042,188	404,190	0
Executive Vice-President, Finance and Chief Financial Officer
A. Paul Blakeley	455,953	404,190	0
Executive Vice-President Asia-Pacific
Paul C. Warwick	736,525	0	0
Executive Vice-President Europe-Atlantic
Robert R. Rooney	609,375	345,464	0
Executive Vice-President, Corporate

(1)         Amounts shown are variable pay related to the 2014 performance year, paid in April 2015.

(2)         Amounts for Messrs. Smith, Blakeley, Rooney include the value of PSUs granted in 2011 that have vested in 2014; the value is calculated by multiplying the number of PSUs, including dividend PSUs, by the performance multiple (0.67) and by the average of the high and low price of the

Company’s Common Shares on the TSX for the trading day immediately prior to the settlement date of March 1, 2014 ($11.395). Amount for Mr. Kvisle includes the value of performance-based EDSUs granted in 2012 and 2013 that have vested in 2014; the value is calculated by multiplying the number of performance-based EDSUs, including dividend performance-based EDSUs, by the performance multiple (1.00) and by the previous 5-day average of the closing price of the Company’s Common Shares on the TSX for the trading days immediately prior to the settlement date of March 1, 2014 ($11.508). These performance-based EDSUs converted to normal EDSUs on settlement, and are subject to the holding requirements described on page 29.

(3)         The values noted represent the value that would have been realized by the NEO if options or cash units had been exercised on the vesting date. Where the share price on the vesting date was lower than the exercise price of the grant, a zero value is noted. Value is calculated by subtracting the exercise price of the option or cash unit from the closing price of the Company’s Common Shares on the TSX and multiplying that amount by the number of Common Shares underlying the options or cash units. None of the option-based awards that vested during 2014 have been exercised by the NEO’s. The value of these awards is based on the closing price of the Company’s common shares on the TSX December 31, 2014, is $0.00.

Pension Plan Benefits

Effective December 31, 2010, the registered pension plan applicable to Executive Officers hired prior to July 1, 2007 (the “Pre-2007 Registered Pension Plan”) was merged into the registered pension plan applicable to Executive Officers hired on or after July 1, 2007 (the “2007 Registered Pension Plan) to create the “Registered Pension Plan”. The provisions of the Pre-2007 Registered Pension Plan were incorporated into the Pre-2007 Component of the Registered Pension Plan, while the provisions of the 2007 Registered Pension Plan continued as the 2007 Component of the Registered Pension Plan. The Registered Pension Plan is a funded registered pension plan providing benefits up to the prescribed maximum under the Income Tax Act (Canada).

Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older. Otherwise, pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad hoc increases are not guaranteed, Talisman has historically provided ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. In 2012, 2013 and 2014, such ad hoc increases were not provided with respect to executive service. Pension benefits are not subject to any offsets such as pensions from the Canada Pension Plan or Old Age Security.

Defined Benefit Pension Plans for Executive Officers Hired or Appointed on or after July 1, 2007

Talisman provides Mr. Smith, the Executive Vice-President, Finance and CFO and Mr. Rooney, the Executive Vice-President Corporate with retirement benefits through two plans, both of which are non-contributory defined benefit pension plans:

•                  The 2007 Component of the Registered Pension Plan; and

•                  The 2007 Supplementary Pension Plan, an unfunded non-registered supplementary executive retirement plan which provides pension benefits that exceed the prescribed maximum under the Income Tax Act (Canada). The 2007 Supplementary Pension Plan is secured with letters of credit held in a retirement compensation arrangement trust.

These plans are effective July 1, 2007 and cover designated Executive Officers hired or promoted on or after that date. Mr. Kvisle, the President and Chief Executive Officer, is not eligible to participate in these plans. As Mr. Warwick, the Executive Vice-President, Europe-Atlantic, is not a Canadian resident, he is not eligible to participate in the 2007 Component of the Registered Pension Plan. The pension benefits that would have been provided to Mr. Warwick from the 2007 Component of the Registered Pension Plan will be provided under the 2007 Supplementary Pension Plan. In addition to the NEOs listed above, one former executive officer accrued benefits in these plans during 2014.

The 2007 Component of the Registered Pension Plan and the 2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. The 2007 Supplementary Pension Plan also provides an additional annual accrual of 1% of the total of Best Average Earnings and Final Average Award for retirement on or after age 60, or upon discretionary approval by the Board. To date, the Board has not exercised this discretion. This provision assists Talisman with the attraction and retention of executive talent. “Best Average Earnings” means the average of the best three years of base salary. “Final Average Award” means the average of the variable pay awarded during the last four consecutive years. Pension accruals after age 60 under the 2007 Supplementary Pension Plan are subject to the approval of the Board.

Defined Benefit Pension Plans for Executive Officers Hired or Appointed prior to July 1, 2007

Talisman provides Mr. Blakeley, the Executive Vice-President, Asia- Pacific, with retirement benefits through two plans, both of which are non- contributory defined benefit pension plans:

•                  The Pre-2007 Component of the Registered Pension Plan; and

•                  The Pre-2007 Supplementary Pension Plan, an unfunded non-registered supplementary executive retirement plan which provides pension benefits that exceed the prescribed maximum under the Income Tax Act (Canada). The Pre-2007 Supplementary Pension Plan is secured with letters of credit held in a retirement compensation arrangement trust.

These plans were closed to new participants effective July 1, 2007. Mr. Blakeley was the only Executive Officer who accrued benefits in these plans during 2014.

For Executive Officers, the Pre-2007 Component of the Registered Pension Plan and the Pre-2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. “Best Average Earnings” means the average of the best three years of base salary. “Final Average Award” means the average of the variable pay awarded during the last four consecutive years.

In 2004, the Company changed the pension accrual rate of the Pre-2007 Supplementary Pension Plan to provide greater flexibility in recognizing and recruiting executives with senior industry experience. The formula provides a pension accrual at a rate of 4% per year for all credited service to the earlier of seven years of participation in the Pre-2007 Registered Pension Plan or 14 years of Company service. For credited service after that date, pension is accrued at a rate of 2% per year. This enhancement provided Mr. Blakeley with an additional 2% accrual for his first 2.26 years of participation in the Pre-2007 Registered Pension Plan.

Mr. Blakeley is also entitled to a pension from the Talisman Energy (UK) Ltd. Pension Life and Scheme (the “UK Scheme”) relating to his service prior to becoming an Executive Officer. The UK Scheme provides for an annual pension of 1.9% of the final base salary per year of service. The credited service in the UK Scheme is limited to the period prior to becoming an Executive Officer, but the final base salary reflects service after becoming an Executive Officer. The UK Scheme is payable in British pounds. Early retirement provisions for the UK Scheme are the same as those described above, assuming Company consent is given.

Financial Position of Defined Benefit Plans

Following the methods prescribed by the Canadian Institute of Chartered Accountants (“CICA”), the Registered Pension Plan (reflecting both the Pre- 2007 Component and the 2007 Component) has an excess of accrued obligations over assets of US$1,894,000 as at December 31, 2014, representing an increase of US$128,000 from the unfunded accrued obligations of US$1,766,000 as at December 31, 2013.

The unfunded accrued obligations of the 2007 Supplementary Pension Plan are US$11,725,000 as at December 31, 2014, representing an increase of US$1,626,000 from the unfunded accrued obligations of US$10,099,000 as at December 31, 2013.

The unfunded accrued obligations of the Pre-2007 Supplementary Pension Plan (including certain members of the defined benefit component of the Employee Pension Plan whose pension benefits exceed the prescribed maximum under the Income Tax Act (Canada) and who are also covered by the Pre-2007 Supplementary Pension Plan) are US$73,840,000 as at December 31, 2014, representing an increase of US$93,000 from the unfunded accrued obligations of US$73,747,000 as at December 31, 2013.

Defined Benefit Plan Table

The following table outlines estimated annual benefits, accrued obligations and compensatory and non-compensatory changes in accrued obligations in 2014 for the Executive Officers under the defined benefit pension plans. The reported values are based on actuarial assumptions and methods that are consistent with those used to calculate the accrued benefit obligation and the net benefit expense disclosed in Talisman’s Consolidated Financial Statements.

Named Executive Officers	Years of Credited Service		Annual Benefits at End of Year[1] ($)	Annual Benefits at Age 65[2] ($)	Accrued Obligation at Start of Year ($)	Compensatory Change in Accrued Obligation in Year[3] ($)	Non- Compensatory Change in Accrued in Obligation in Year[4] ($)	Accrued Obligation at End of Year ($)
Harold N. Kvisle[5]	N/A		N/A	N/A	N/A	N/A	N/A	N/A
Paul R. Smith	5.833		203,900	973,700	2,926,200	451,900	1,268,400	4,646,500
A. Paul Blakeley	20.073	[6]	404,200	499,100	7,208,000	381,600	1,090,600	8,680,200
Paul C. Warwick	2.583		69,800	210,400	737,300	478,600	351,800	1,567,700
Robert R. Rooney	6.167		188,200	428,500	2,698,200	613,800	705,100	4,017,100

(1)         Annual lifetime benefit payable at age 60 based on years of credited service and actual Best Average Earnings and Final Average Award at end of year, assuming approval by the Board of Directors of the additional annual accrual of 1% for members of the 2007 Supplementary Pension Plan.

(2)         Annual lifetime benefit payable at age 65 based on projected years of credited service, Best Average Earnings and Final Average Award at age 65, reflecting base salary rate at end of year and target variable pay, assuming approval by the Board of Directors of pension accruals after age 60 under the 2007 Supplementary Pension plan.

(3)         Includes current service cost plus the impact of other compensation-related items such as plan changes and pensionable earnings different that estimated.

(4)         Includes interest on the accrued obligation and the impact of changes in assumptions.

(5)         Mr. Kvisle is not eligible to participate in the defined benefit pension plans.

(6)         Includes 11.74 years of credited service in the UK Pension Scheme.

Employment Contracts and Termination

Termination Following a Change of Control or Termination Without Cause

As at December 31, 2013, Talisman had employment contracts in place for Executive Officers. These contracts contain provisions for payments upon termination without cause or termination following a change of control. A change of control is deemed to have occurred as a result of any of the following events:

•                  Any person, partnership, entity or group acquires direct or indirect, actual or de facto control of Talisman (where “control” means the ability to elect a majority of the Board of Talisman and “group” refers to a combination of persons, partnerships, or entities, or any of the foregoing that act in concert);

•                  In the case of Mr. Smith, Mr. Blakeley or Mr. Rooney, there is any acquisition of 30% or more of the Common Shares of Talisman by any person, partnership, entity or group having entitlement to vote in the election of directors of Talisman, any such acquisition shall be deemed to constitute an acquisition of control; in the case of Mr. Kvisle or Mr. Warwick, the threshold is any acquisition of 40% or more of the Common Shares of Talisman;

•                  Talisman enters into an amalgamation, arrangement, restructuring, reorganization, merger or consolidation arrangement whereby, or the ultimate effect of which is that, any person, partnership, entity or group, whosoever composed, acquires direct or indirect, actual or de facto control of Talisman;

•                  The shareholders of Talisman approve the liquidation, winding up or other dissolution of Talisman; and

•                  The shareholders of Talisman approve the sale of all or substantially all of the assets of Talisman.

For Executive Officers hired before 2012, the termination provisions will apply if there is a termination without cause of an Executive Officer by Talisman or by an acquiring company at any time or at the Executive Officer’s election within 12 months after any of the foregoing change of control events. Effective January 1, 2012, contracts for all newly hired Executive Officers, including Messrs. Kvisle and Warwick, were revised to require termination following a change of control for executives (“double-trigger”) for the termination benefits to become payable.

Mr. Kvisle’s employment contract contains a 2.5x severance multiple under termination without cause or termination following a change of control. In 2014 the Board determined that the severance multiple would be reduced to 2.0x for the next CEO of Talisman as a publicly traded entity.

During 2014, for retention purposes, severance commitments were made for three of the Executives Officers.  Mr. Blakeley was advised that if Talisman were to divest all or substantially all of the Company’s operated and producing assets in Asia Pacific, then Mr. Blakeley’s role as EVP Asia Pacific would end and he would be terminated under the terms of his employment contract.  Mr. Smith was given the option to terminate his employment under the termination without cause provisions of his employment contract by providing written notice within 60 days following the press release of the 2014 financial results, with termination compensation payable within 30 days of such written notice.  Mr. Warwick was informed that he would be terminated under the terms of his employment contract upon completion of his role as EVP Europe Atlantic, but no later than June 30, 2016, unless both Mr. Warwick and the Company agreed to extend his employment beyond that date.  In such case, he would be entitled to the termination payment under his employment contract upon his eventual departure.

A description of the Executive Officer employment contracts and long-term incentive plans follow, including a summary of potential payments in the event of a termination without cause or following a change of control.

	President and Chief Executive Officer	Executive Officers
Conditions and Obligations of Employment

• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company);

• Non-Compete Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter); and

• Non-Solicitation Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter).

• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company);

• Non-Compete Clause[1] (applicable during the term of employment with the Company and for a period of 12 months thereafter); and

• Non-Solicitation Clause[1] (applicable during the term of employment with the Company and for a period of 12 months thereafter).

Severance Payment
Potential Payments in the event of Termination without Cause or Termination following a Change of Control[2]

• 2.5x annual base salary;

• 2.5x annual target variable pay;

• Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and

• Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.

• 2.0x annual base salary;

• 2.0x annual target variable pay;

• Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and

• Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.

Pension Benefits

• An award of EDSUs equivalent to the incremental compensatory value of pension benefits that would have accrued for the current year up to the date of notice, plus credit for an additional 2.5 years, in lieu of participation in the pension plan.

• All pension benefits accrued as at the date of notice, plus credit for an additional 2.0 years.

If the Executive Officer has not yet attained age 55, he or she shall be entitled to a tax adjusted (“grossed up”) lump sum representing the commuted value of the pension benefits calculated using an interest assumption which reflects an income tax rate of 30% on assumed investment income. The gross up is provided as a reasonable offset for the loss of tax deferral due to the payment of a taxable lump sum.

All Executive Officers
Additional Items
• Option to purchase the personally assigned company vehicle[3];
• Lump sum equal to 15% of Severance Payment (above) as compensation for loss of all other benefits[3,4];
• Management termination, legal and tax counselling services; and
• Liability insurance and/or indemnity coverage.
Long-Term Incentives
Termination without Cause

• For Messrs. Smith, Blakeley and Rooney, all unvested stock options/cash units vest immediately upon termination and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the termination date, after which time all stock options/cash units expire;

• For Messrs. Kvisle and Warwick, all vested options will expire on the earlier of the expiry date and the date which is 6 months after the termination date; unvested options will vest on the vesting date if the vesting date occurs in the notice period and expire on the date which is 6 months after the vesting date; options that do not vest in the notice period will terminate on the termination date;

• Unvested RSUs, including dividend equivalent RSUs, will vest if the applicable statutory, contractual or common law notice period has not expired at the end of the vesting period; and

• Unvested PSUs, including dividend equivalent PSUs, and unvested Performance-based EDSUs, including dividend equivalent Performance-based EDSUs, will be prorated based on the number of days between the first day of the performance period for such grant and the date on which the Executive Officer ceases to be employed, and shall be eligible to become vested PSUs, or performance-based EDSUs, at the end of such performance period subject to satisfaction by the HRC of the performance conditions relating to such grant.

Change of Control	• All unvested stock options vest immediately;
• Unvested RSUs, including dividend equivalent RSUs, and unvested PSUs, including dividend equivalent PSUs, vest on the date of the change of control; and

• Unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, do not vest on change of control, but do vest on termination without cause within 12 months following a change of control, subject to satisfaction by the HRC of the performance conditions relating to such grant.

(1)         Mr. Kvisle, Mr. Warwick and all future executive officers have non-compete and non-solicitation clauses; Messrs. Smith, Blakeley and Rooney do not.

(2)         Following a change of control, Messrs. Smith, Blakeley and Rooney may receive these benefits by electing to terminate their employment within the following 12 months. Messrs. Kvisle and Warwick, as well as any future executive officers, will only receive these benefits if they are terminated without cause within the 12 months following a change of control.

(3)         Mr. Kvisle is not entitled to these benefits.

(4)         For all executives hired after January 1, 2012, the calculation of the lump sum for loss of benefits does not include the amounts for i) the annual variable pay target in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid, and ii) the pro rata portion of the annual variable pay target for the portion of the current year up to date of notice. For Messrs. Smith, Blakeley and Rooney, these two amounts are included in the calculation of the lump sum for the loss of benefits.

The following table reflects the estimated incremental payments Executive Officers would have been entitled to in the event of termination without cause or following change of control on December 31, 2014.

Named Executive Officers	Severance Payment[1] ($)	Benefits ($)	Option-Based Awards (unvested and accelerated)[2] ($)	Share-Based Awards (unvested and accelerated)[3] Change of Control ($)	Share-Based Awards (unvested and accelerated)[4] Termination Without Cause ($)	Pension [5] ($)
Harold N. Kvisle[6]	12,797,500	—	—	4,927,336	4,927,336	—
President and Chief Executive Officer

Paul R. Smith	2,911,250	436,688	—	5,207,913	3,354,597	2,829,100
Executive Vice-President, Finance and Chief Financial Officer

A. Paul Blakeley	2,911,250	436,688	—	5,184,726	3,331,410	6,600
Executive Vice-President, Asia-Pacific

Paul C. Warwick	2,911,250	359,625	—	6,031,239	4,177,923	1,496,700
Executive Vice-President, Europe-Atlantic

Robert R. Rooney	2,656,250	398,438	—	4,108,820	2,558,210	2,641,300
Executive Vice-President, Corporate

(1)         Includes the total value of severance payment as defined in the employment contract. For Mr. Kvisle, includes $4,542,500 to represent the value of EDSUs that he would receive in lieu of the incremental value of pension benefits over regular resignation or retirement benefits as of December 31, 2014, had he participated in the pension plan. Mr. Warwick’s employment contract uses a salary of CAD $685,000 for severance amounts.

(2)         Value of all unvested stock options is based on the closing price of the Company’s Common Shares on the TSX on December 31, 2014 ($9.10).

(3)         Value of all unvested RSUs, including dividend equivalent RSUs, unvested PSUs, including dividend equivalent PSUs, and unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, as of December 31, 2014 based on that day’s closing price per share of the Company’s Common Shares on the TSX ($9.10).

(4)         Value of unvested RSUs, including dividend equivalent RSUs, that would vest during the notice period, pro-rated unvested PSUs, including dividend equivalent PSUs, and pro-rated unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, based on the closing price of the Company’s Common Shares on the TSX on December 31, 2014 ($9.10).

(5)         Incremental value over regular resignation or retirement benefits as of December 31, 2014, including the value of the historically provided, but not guaranteed, ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index, and resulting in total values in the event of termination following a change of control or termination without cause of $4,544,700, $9,049,500, $2,949,400, $5,174,700 for Messrs. Smith, Blakeley, Warwick and Rooney, respectively.  Although historically not provided, for reporting purposes, the values reported assume an additional annual accrual of 1% of the total of Best Average Earnings and Final Average Award for retirement on or after age 60, or upon discretionary approval by the Board.

(6)         EDSUs that Mr. Kvisle has received in lieu of salary, perquisite and pension amounts are not included in this table as they vested upon date of grant.

Change of control and termination values reported in the table above are reported as of December 31, 2014, however, they are not reflective of the payments that could occur upon the closing of the transaction with Repsol.  The 2012 PSU awards and the 2014 performance based EDSU awards that were outstanding on December 31, 2014 and were included in the table, have now vested.  If the transaction had closed on May 1, 2015, at the consideration price of US$8.00 converted at an exchange rate of $1CAD = $0.8252USD, the total amounts disclosed as share-based awards accelerated under change of control would have been $15,594,486.

Termination Following Resignation, Retirement, Death and Termination for Cause

The following table illustrates the action taken for Executive Officers in the event of resignation, retirement, death and termination for cause:

Salary	Salary ends in the event of resignation, retirement, death or termination for cause.

Benefit Programs

Benefit programs end in the event of resignation, death or termination for cause.

Retirement: Life insurance of $150,000, reducing by 20% on the first two retirement anniversaries and a further 10% on the third retirement anniversary; medical coverage continues with lifetime maximum of $50,000 per covered person; dental coverage continues with lifetime maximum of $50,000 per covered person.

Variable Pay

Resignation: Not paid.

Retirement: Paid in respect of preceding year (if retirement date precedes the date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid at same time as all employees.

Death: Paid in respect of preceding year (if death precedes the date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid at same time as all employees.

Termination for Cause: Paid in respect of preceding year (if termination date precedes the date upon which the variable pay would have been paid). No payment for current year.

Long-term Incentives

Resignation: Stock options, cash units, RSUs and PSUs terminate at the close of business on the last business day the Executive Officer is actively at work. Unvested performance-based EDSUs are forfeited.

Retirement: Stock options and cash units vest immediately upon retirement and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the retirement date, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs will be pro-rated based on number of days between first day of performance period for such grant and date of retirement, plus lesser of 365 days and the number of days remaining in such performance period subject to the satisfaction or waiver by HRC of the performance conditions relating to such grant. For the CEO, unvested performance-based EDSUs are forfeited, unless he remains in service to the Company by continuing on the Board, in which case they are pro-rated and vest according to the percentage of the vesting period elapsed, subject to HRC discretion and subject to the satisfaction or waiver by HRC of the performance conditions relating to such grant.

Death: Stock options and cash units vest immediately and a legal representative is entitled to exercise the long-term incentives at any time up to and including the earlier of the expiry date and 12 months after the date of death, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs and unvested performance-based EDSUs will fully vest subject to satisfaction or waiver by HRC of the performance conditions relating to such grant.

Termination for Cause: Stock options and cash units will terminate five days after close of business on the last business day the Executive Officer is actively at work. All RSUs, PSUs and performance-based EDSUs are forfeited.

Pension Benefits

Resignation: Accrued pension paid as a commuted value or a deferred monthly benefit.

Retirement: Accrued pension paid as a monthly benefit, reduced for commencement prior to age 60.

Death: Pension equal to higher of actuarial equivalent of commuted value of accrued pension or 50% of accrued pension paid as a commuted value or a monthly benefit.

Termination for Cause: Accrued pension paid as a commuted value.

The following table reflects the estimated incremental payments Executive Officers would have been entitled to in the event of retirement or death on December 31, 2014.

Named Executive Officers	Option-Based Awards (unvested and accelerated)[1] ($)	Share-Based Awards (unvested and accelerated)[2] Retirement ($)	Share-Based Awards (unvested and accelerated)[3] Death ($)
Harold N. Kvisle	0	0	4,927,336
President and Chief Executive Officer

Paul R. Smith	0	4,572,098	5,207,913
Executive Vice-President, Finance and Chief Financial Officer

A. Paul Blakeley	0	4,548,911	5,184,726
Executive Vice-President, Asia-Pacific

Paul C. Warwick	0	5,320,815	5,956,631
Executive Vice-President, Europe-Atlantic

Robert R. Rooney	0	3,534,366	4,108,820
Executive Vice-President, Corporate

(1)         The value of all unvested Stock Options is based on the closing price of the Company’s Common Shares on the TSX on December 31, 2014 ($9.10)

(2)         The value of pro-rated unvested RSUs, including dividend equivalent RSUs, and prorated unvested PSUs, including dividend equivalent PSUs and performance-based EDSUs, including dividend equivalent performance-based EDSUs and reflecting credit of one additional year, as of December 31, 2014, based on that day’s closing price per share of the Company’s Common Shares on the TSX on December 31, 2014 ($9.10). For Mr.Kvisle, this value represents the scenario where he voluntarily resigns as CEO and does not continue in service to the Company as a member of the Board.

(3)        The value of pro-rated unvested RSUs, including dividend equivalent RSUs, all unvested PSUs, including dividend equivalent PSUs, and all unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, based on the closing price of the Company’s Common Shares on the TSX on December 31, 2014 ($9.10).

(4)         EDSUs that Mr. Kvisle received in lieu of salary, perquisite and pension amounts are not included in this table, as they vested upon date of grant.

DIRECTOR COMPENSATION

Compensation Philosophy and Program Design

For the purposes of this Director Compensation section, “director” means non-executive director unless otherwise indicated.

The principal role of the Board is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. Talisman’s director compensation program is therefore structured to address the following principles:

•                  Director compensation should relate to the overall stewardship and governance of the Company, and specifically align directors’ interests with the long-term success of Talisman.

•                  The compensation program should assist in attracting and retaining qualified individual directors who will contribute to Board effectiveness as a whole.

•                  Talisman’s director compensation program should be competitive with other comparable public companies.

•                  Directors who also serve as executive officers of the Company should not receive additional compensation for their service as directors.

The following features of Talisman’s compensation program align the interests of directors with shareholders:

•                  Directors receive a portion of their compensation in the form of director deferred share units (“DDSUs”). DDSUs cannot be redeemed until a director ceases to be a director and, if applicable, ceases to be an employee of the Company or an affiliate, as provided for in the Deferred Share Unit Plan for Non-Employee Directors (“DDSU Plan”).

•                  The value of DDSUs received by directors tracks the performance of Talisman’s Common Shares.

•                  Directors may voluntarily elect to receive all or a portion of their annual cash retainer and fees in the form of DDSUs, and the majority of directors choose to do so. Directors have a substantial financial interest in the Company.

•                  No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

Annual Compensation Review Process

Director compensation is reviewed on an annual basis. The Governance and Nominating Committee regularly reviews director compensation and considers and, where appropriate, approves changes to the compensation structure or level for Board members.

The Governance and Nominating Committee reviews Talisman’s overall director compensation program, the balance of the cash and equity components, director share ownership levels, the alignment of any proposed changes with best practices in corporate governance, and the impact in relation to directors’ responsibilities and director recruitment efforts.

Talisman’s director compensation comparator group, and the attributes of peer companies considered in determining the peer group, are established to be consistent with the Company’s approach on executive compensation at the time annual director compensation is set. The North American energy peer companies listed below were selected in 2014 to be used for competitive market analysis of director compensation for Talisman’s directors for their 2014 compensation.

ARC Resources Ltd.	Cabot Oil & Gas Corporation
Canadian Natural Resources Ltd.	Continental Resources Inc.
Cenovus Energy Inc.	Denbury Resources Inc.
Crescent Point Energy Corporation	Devon Energy Corporation
Encana Corporation	Marathon Oil Corporation
Husky Energy Inc.	Murphy Oil Corporation
Pembina Pipeline Corporation	Noble Energy Inc.
Penn West Petroleum Ltd.	Southwestern Energy Co.

In May 2014, the Governance and Nominating Committee reviewed its director compensation program against the peer group and made no changes to the compensation structure.

Due to the pending acquisition of Talisman by a wholly-owned subsidiary of Repsol S.A, director compensation for 2015 will remain unchanged until such time as the acquisition by Repsol is complete.  Upon change of control, it is anticipated that a new Board compensation structure will be implemented.

Director Compensation Elements

Quantum and Structure of Pay

For the year ended December 31, 2014, each director of Talisman was remunerated according to the fee schedule provided below.

Director Fee Schedule for Year Ended December 31, 2014

Fee schedule for 2014
Chairman of the Board Annual Retainer[1]	$200,000
Annual Retainer for Other Directors	$50,000
Board Meeting Fee	$1,700 ($800 for teleconference)
Audit Committee Chair Retainer	$25,000
Audit Committee Member Retainer	$10,000
Committee Chair Retainer	$15,000
Committee Member Retainer	$6,000
Committee Attendance Fee	$1,700 ($800 for teleconference)
Equity grant (Chairman)[2]	$300,000 (in DDSUs)
Equity grant (Director)[2]	$150,000 (in DDSUs)

(1)         The Chairman’s annual retainer is an all-inclusive retainer. No additional fees are paid for attendance at Board or Board Committee meetings, or for service on other Talisman-related matters.

(2)         Directors who are elected or appointed after an annual equity grant are eligible for a pro-rated DDSU award for the period from election or appointment to the next annual equity grant.

In addition, directors are reimbursed for their Company-related travel expenses. The President and Chief Executive Officer is not paid for his services on the Board.

Director Deferred Share Unit Plan

Talisman has a DDSU Plan designed to promote alignment of long-term interests between directors and shareholders.

Effective January 1, 2001 and restated in May 2010, the Board implemented a director deferred share unit program.

The objectives of the program are to:

•                  promote a greater alignment of long-term interests between the directors and shareholders of Talisman (the value of DDSUs is based on the value of Talisman’s Common Shares and directors are entitled only to receive the value of the DDSUs once they cease to be a director and, if applicable, cease to be an employee of the Company or an affiliate, except as otherwise provided in the DDSU Plan);

•                  provide a compensation system for directors that is reflective of the responsibility and commitment of the directors and performance of the duties required and expected of the directors; and

•                  assist directors in achieving compliance with Talisman’s Director Share Ownership Policy.

Under the DDSU Plan, directors may elect to receive up to 100% of their annual cash retainer and fees, in addition to the annual equity retainer, in the form of DDSUs. Directors may not make such an election in the quarter in which they became a director.

DDSUs are allocated to a notional account on an annual basis by dividing the amount of compensation that a director has elected to receive in DDSUs by the fair market value (i.e., the average of the prior trading day’s high and low reported price on the TSX) of Talisman’s Common Shares on the grant date set by the Committee. Directors are also credited with additional DDSUs corresponding to any associated notional dividend payments. No shares are issued under the DDSU Plan and all DDSUs granted to directors are settled in cash. A director is only entitled to receive the value of his or her DDSUs upon ceasing to be a director of Talisman and, if applicable, ceasing to be an employee of the Company or an affiliate, as provided for in the DDSU Plan. All DDSUs are vested when granted and will be settled in cash on the applicable entitlement date.

The DDSU Plan was restated in May 2010 to incorporate previous amendments designed to ensure continuing compliance with Section 409A of the US Internal Revenue Code and to provide increased flexibility with respect to the year of payment and choice of valuation date or dates, subject to applicable tax legislation.

Director Stock Option Plan

No stock options have been granted to non-executive directors under the Director Stock Option Plan (“DSOP”) since 2003. There are no options currently outstanding under this plan. While non-executive directors are eligible to participate in the DSOP, implemented in 1998, Talisman does not intend to grant further options under the DSOP.

Director Compensation Tables

Compensation

During 2014, directors earned the following compensation pursuant to the director fee schedule:

Name	Basic Retainer[1] ($)	Committee Retainers[1] ($)	Attendance Fees[1,2] ($)	Total Fees ($)	Fees Earned in Cash ($)	Fees Credited in DDSUs[3,4] ($)	Equity Grant DDSUs[3,4,5] ($)	Total Compensation ($)
Christiane Bergevin	50,000	12,000	26,000	88,000	72,800	15,200	150,000	238,000
Donald J. Carty	50,000	40,000	41,400	0	0	131,400	150,000	281,400
Jonathan Christodoro	50,000	9,907	29,300	89,207	89,207	0	150,000	239,207
Thomas W. Ebbern	50,000	16,000	35,400	101,400	0	101,400	150,000	251,400
Brian M. Levitt	50,000	18,000	43,400	111,400	0	111,400	150,000	261,400
Samuel J. Merksamer	50,000	9,907	38,400	98,307	0	98,307	150,000	248,307
Lisa A. Stewart	50,000	21,000	40,200	111,200	0	111,200	150,000	261,200
Henry W. Sykes	50,000	12,000	36,300	98,300	49,150	49,150	150,000	248,300
Peter W. Tomsett	50,000	21,000	30,200	101,200	0	101,200	150,000	251,200
Michael T. Waites	50,000	25,769	36,100	111,866	0	111,866	150,000	261,866
Charles R. Williamson	200,000	0	0	200,000	0	200,000	300,000	500,000
Charles M. Winograd	50,000	25,000	31,000	106,000	0	106,000	150,000	256,000

(1)         A director may elect to receive a portion of his or her annual retainer, committee retainer and attendance fees in DDSUs. Pursuant to the DDSU Plan, directors are not permitted to elect to receive DDSUs in the quarter in which they become a director.

(2)         From time to time, a director may get paid for attending committee meetings of which they are not a member but were invited to attend.

(3)         The number of DDSUs credited to a director’s account is calculated by dividing the value of the DDSUs by the mean of the high and low reported prices at which Common Shares were traded on the TSX on the day preceding the grant date.

(4)         DDSUs cannot be redeemed until a director ceases to be a director, and, if applicable, ceases to be an employee of the Company or an affiliate,  as provided in the DDSU Plan.

(5)         Directors who are elected or appointed after an annual equity grant are eligible for a pro-rated DSU award for the period from election or appointment to the next annual equity grant.

Outstanding Share-Based Awards

As at December 31, 2014, DDSUs1 with the values listed below were outstanding:

Share-Based Awards
Name	Market or Payout Value of vested Share-Based Awards not paid out or distributed[2] ($)
Christiane Bergevin	734,916
Donald J. Carty	708,999
Jonathan Christodoro	185,949
William R.P. Dalton	349,850
Thomas W. Ebbern	373,810
Harold N. Kvisle	425,489
Brian M. Levitt	436,900
Samuel J. Merksamer	275,275
Lisa A. Stewart	883,574
Henry W. Sykes	286,559
Peter W. Tomsett	889,552
Michael T. Waites	726,681
Charles R. Williamson	2,359,612
Charles M. Winograd	817,471

(1)         Includes outstanding equity DDSU grants and Board and committee compensation credited in DDSUs.

(2)         Market or Payout Value is determined using the closing price per share of the Company’s Common Shares on the TSX on December 31, 2014 ($9.10).